UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AMBIT BIOSCIENCES CORPORATION

(Name of Subject Company)

AMBIT BIOSCIENCES CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02318X 100

(CUSIP Number of Class of Securities)

Michael A. Martino

President and Chief Executive Officer

Ambit Biosciences Corporation

11080 Roselle St.

San Diego, California 92121

(858) 334-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Thomas A. Coll, Esq.

Barbara L. Borden, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

Tel: (858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Ambit Biosciences Corporation, a Delaware corporation (“Ambit”). The address of the principal executive offices of Ambit is 11080 Roselle Street, San Diego, California, 92121 and its telephone number is (858) 334-2100. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Ambit” refer to Ambit Biosciences Corporation.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Ambit, par value $0.001 per share (“Common Stock”). As of September 30, 2014, there were 18,002,484 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Ambit, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above. Ambit’s website is www.ambitbio.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 10, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Daiichi Sankyo Company, Limited, a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo, Japan (“Parent” or “Daiichi Sankyo”), and (ii) Charge Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock (such outstanding shares of Common Stock sometimes referred to herein as the “Shares”) for a purchase price of $15.00 per Share in cash (the “Closing Amount”), without interest (less any required withholding taxes), plus one contingent value right per share (a “CVR”), which shall represent the contractual right to receive up to $4.50 per Share upon the achievement of certain commercialization related milestones (the “Contingent Consideration”) as set forth in a Contingent Value Rights Agreement in the form attached to the Merger Agreement (as defined below) as Annex III (the “CVR Agreement”) to be entered into between Parent and a trustee mutually agreeable to Parent and the Company, at the times provided for in the CVR Agreement, without interest (the Closing Amount plus one CVR, collectively, or any higher amount per share paid pursuant to the tender offer, being the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to Ambit’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2014 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Parent, Purchaser, and Ambit. The Merger Agreement provides, among other things, that immediately following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into Ambit (the “Merger”), with Ambit continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each Share (other than Shares (i) held by Ambit as treasury stock, (ii) held by Parent, Purchaser or any other subsidiary of Parent or (iii) held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price payable to the holder thereof (the “Merger Consideration”). Upon the effective time of the Merger (the “Effective Time”), Ambit will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date (the “Expiration Date”) of the Offer is at 5:00 p.m. Eastern Time on November 10, 2014, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

According to the Offer to Purchase, the principal executive office address of Purchaser is 2 Hilton Ct., Parsippany, New Jersey 07054-4410, and its telephone number is (973) 944-2600. The principal executive office of Parent is 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, and its telephone number is (973) 944-2600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Ambit on Schedule 14A filed with the SEC on April 9, 2014 and attached to this Schedule 14D-9 as Exhibit (e)(17) hereto, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Ambit or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)	Arrangements between Ambit and its Executive Officers, Directors and Affiliates.

Our executive officers, members of our Board of Directors and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the cancellation of vested and unvested Ambit stock options (the “Stock Options”) currently held by any executive officer, director or affiliate outstanding as of the Effective Time and the conversion of each Stock Option that has an exercise price per share that is less than the Closing Amount (an “In-the-money Option”) into the right to receive (x) a cash payment equal to (i) the total number of shares subject to such In-the-money Option immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the excess, if any, of (A) the Closing Amount over (B) the exercise price payable per Share under such In-the-money Option and (y) one CVR with respect to each share subject to such In-the-money Option, which amount shall be paid in accordance with Section 2.8(c) of the Merger Agreement;

•	the acceleration (contingent upon the Effective Time) of the vesting of each unvested Stock Option held by any executive officer, director or affiliate which has an exercise price per Share that is equal to or greater than the Closing Amount (an “Out-of-the-money Option”) on the date that is at least ten calendar days prior to the Effective Time (such date, the “Acceleration Date”) and the ability of the holder thereof, for a period of at least five calendar days following the Acceleration Date, to exercise all or a portion of the Out-of-the-money Option, contingent upon the Effective Time;

•	the cancellation of vested and unvested Ambit restricted stock unit awards (the “RSUs”) currently held by any executive officer, director or affiliate outstanding as of the Effective Time and the conversion of such RSUs into the right to receive (x) a cash payment equal to (A) the total number of shares issuable in settlement of such RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (B) the Closing Amount and (y) one CVR for each share issuable in settlement of such RSU immediately prior to the Effective Time, which amount shall be paid in accordance with Section 2.8(c) of the Merger Agreement;

•	the cancellation of each outstanding and unexercised Company Warrant (as defined in the Merger Agreement, the “Company Warrants”) other than Series E Warrants (as defined below) currently held by any executive officer, director or affiliate as of the Effective Time in exchange for the right to receive with respect to each Share issuable upon the exercise of such Company Warrant (x) an amount in cash equal to (A) the Closing Amount minus (B) the exercise price per share of Common Stock provided under the terms of such Company Warrant and (y) one CVR for each share issuable upon exercise of such Company Warrant, to the extent permitted by the terms of such Company Warrant;

•	the cancellation of each outstanding and unexercised Warrant to Purchase Common Stock issued by Ambit in October 2012 to investors in the Company’s October 2012 Series E preferred stock financing (the “Series E Warrants”) as of the Effective Time in exchange for an amount in cash equal to $16.25 per Share issuable upon the exercise of such Series E Warrant;

•	the receipt of certain payments and benefits under certain executive officers’ employment agreements upon certain types of terminations of employment that occur before or following the Effective Time; and

•	the entitlement to indemnification benefits in favor of directors and officers of Ambit.

For further information with respect to the arrangements between Ambit and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Ambit and its executive officers, directors, and affiliates, please see the information under the heading “Employment Arrangements” in this Schedule 14D-9, our Current Reports on Form 8-K filed with the SEC on January 10, 2014, January 27, 2014, May 19, 2014 and June 4, 2014, which are filed as Exhibits (e)(15), (e)(16), (e)(18) and (e)(19) hereto, respectively, and incorporated herein by reference, and the Proxy Statement, including the information under the headings “Executive Officers,” “Security Ownership of Certain Beneficial Owners and Management,” “Executive Compensation,” “Summary Compensation Table,” “Outstanding Equity Awards at Fiscal Year End,” “Employment Agreements with Named Executive Officers,” “Compensation Recovery Policies,” “Equity Compensation Plans and Other Benefit Plans,” “Potential Payments Upon Termination or Change of Control,” “Director Compensation,” “Director Compensation for Fiscal Year 2013,” “Transactions with Related Persons,” and “Indemnification Agreements.”

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Ambit who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Ambit. As of September 30, 2014, the executive officers and directors of Ambit beneficially owned, in the aggregate, 1,282,402 Shares (which, for clarity, excludes shares of capital stock of Ambit issuable upon the exercise of Stock Options, RSUs and warrants), which amount includes certain Shares owned by investment funds with which certain of our directors are affiliated but with respect to which they disclaim beneficial ownership.

The following table sets forth (i) the number of Shares beneficially owned as of September 30, 2014 by each of our executive officers and directors (which, for clarity, excludes shares of capital stock of Ambit issuable upon the exercise of Stock Options, RSUs and warrants), (ii) the aggregate cash consideration that would be payable for such Shares and (iii) the total number of Shares that would be entitled to the right to receive the Contingent Consideration. For purposes of this table, no cash value has been attributed to the Contingent Consideration.

Name	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned	Number of Shares Entitled to Contingent Consideration
Executive Officers
Michael A. Martino, President, Chief Executive Officer and Director	—	—	—
Alan Fuhrman, Chief Financial Officer	3,125	$46,875	3,125
Athena Countouriotis, M.D., Chief Medical Officer	—	—	—
Annette North, Senior Vice President and General Counsel	—	—	—

Directors(1)
Faheem Hasnain, Director	—	—	—
David Bonita, M.D., Director	—	—	—
Standish M. Fleming, Director(2)	996,146	$14,942,190	996,146
Mark Foletta, Director	—	—	—
Jeffrey S. Hatfield, Director	—	—	—
Allan P. Marchington, Ph.D., Director	—	—	—
David R. Parkinson, M.D., Director	—	—	—
Isai Peimer, Director	—	—	—
All of our current directors and executive officers as a group (12 persons)	999,271	$14,989,065	999,271

(1)	Apposite Healthcare Fund, L.P., Apposite Healthcare (GP) Limited, Apposite CP1 L.P. and Apposite Capital LLP, which entities are part of an affiliated group, beneficially own an aggregate of 1,327,044 shares of Common Stock. Allan P. Marchington, one of our directors, is a partner of Apposite CP1 L.P., which entity is a Partner of Apposite Healthcare Fund, L.P., and Apposite Capital LLP. MedImmune Ventures, Inc. beneficially owns 956,104 shares of Common Stock. Isai Peimer, one of our directors, is an employee of MedImmune Ventures, Inc. OrbiMed Private Investments III, LP (“OPI”) and OrbiMed Associates III, LP (“Associates”), which entities are part of an affiliated group, beneficially own an aggregate of 1,490,769 shares of Common Stock. OrbiMed Capital GP III, LLC (“GP III”) is the general partner of OPI. OrbiMed Advisors LLC (“Advisors”) is the managing member of GP III, and is also the general partner of Associates. David P. Bonita, one of our directors, is an employee of Advisors. Because the foregoing directors are not deemed to beneficially own the respective shares described in this footnote, such shares are not included in the table.
(2)	Includes 966,146 shares of Common Stock beneficially owned by Forward Ventures IV, L.P., Forward Ventures IV B, L.P., Forward Ventures IV-C, L.P., Forward IV Associates, LLC (the sole general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.) and Forward Ventures IV-C Associates, LLC (the sole general partner of Forward Ventures IV-C, L.P.). Mr. Fleming is a managing member of each of Forward IV Associates, LLC and Forward IV-C Associates, LLC. Mr. Fleming expressly disclaims beneficial ownership of any shares of Common Stock held by the foregoing entities.

Treatment of Stock Options and Restricted Stock Units

Pursuant to the Merger Agreement, each Stock Option that is then outstanding and unexercised, whether or not vested, shall be cancelled. Each cancelled In-the-money Option shall be converted into the right to receive (x) cash in an amount equal to (i) the total number of shares subject to such In-the-money Option immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the excess, if any, of (A) the Closing Amount over (B) the exercise price payable per share under such In-the-money Option and (y) one CVR with respect to each share subject to an In-the-money Option, which amount shall be paid in accordance with Section 2.8(c) of the Merger Agreement (the “Stock Option Consideration”). No holder of a cancelled Out-of-the-money Option shall be entitled to any payment with respect to such cancelled Out-of-the-money Option before or after the Effective Time. The Company shall accelerate (contingent upon the Effective Time) the vesting of each unvested Out-of-the Money Option on the date that is at least ten calendar days prior to the Effective Time, and, for a period of at least five calendar days following the Acceleration Date, allow each holder of an Out-of-the-money Option to exercise all or a portion of the Out-of-the-money Option, contingent upon the Effective Time.

Pursuant to the Merger Agreement, each RSU that is then outstanding, whether or not vested, shall be cancelled and converted into the right to receive (x) a cash in an amount equal to (A) the total number of shares issuable in settlement of such RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (B) the Closing Amount and (y) one CVR for each share issuable in settlement of such RSU immediately prior to the Effective Time, which amount shall be paid in accordance with Section 2.8(c) of the Merger Agreement.

The table below sets forth, for each of our executive officers and directors, the effect of the foregoing provisions of the Merger Agreement on the In-the-money Options and RSUs held by each such executive officer and director, as of September 30, 2014, based on the following: (a) the aggregate number of Shares subject to such In-the-money Options and RSUs and (b) the hypothetical value of such In-the-money Options and RSUs on a pre-tax basis at the Effective Time, calculated by (i) in the case of In-the-money Options, multiplying the excess of the Closing Amount over the respective weighted average per share exercise prices of the In-the-money Options by the number of Shares subject to such In-the-money Options and (ii) in the case of RSUs, multiplying the Closing Amount by the number of Shares subject to such RSUs. The table below also sets forth the total number of Shares that would be entitled to the right to receive the Contingent Consideration in respect of such Stock Options and RSUs. For purposes of this table, no cash value has been attributed to the Contingent Consideration.

Since August 11, 2014 (the period commencing 60 days prior to the filing of this Schedule 14D-9), none of our executive officers or directors have exercised their Stock Options or sold Shares received upon exercise of Stock Options and no Shares underlying RSUs held by such executive officers or directors have vested. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms or, for Out-of-the-money Options, in accordance with the Merger Agreement.

	Vested Options			Unvested Options					Restricted Stock Units
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value Per Share of Vested Options	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value Per Share of Unvested Options	Total Option Cash Spread Value	Number of Options Entitled to Contingent Consideration	Number of Shares Underlying Unvested Restricted Stock Units	Total Cash Value of Restricted Stock Units	Number of Restricted Stock Units Entitled to Contingent Consideration
Michael A. Martino	220,562	$6.35	$8.65	369,120	$7.71	$7.29	$4,599,236	589,682	253,871	$3,808,065	253,871
Alan Fuhrman	65,903	$7.76	$7.24	147,743	$9.37	$5.63	$1,309,590	213,646	27,517	$412,755	27,517
Athena Countouriotis, M.D.	68,437	$7.89	$7.11	153,689	$9.45	$5.55	$1,338,779	222,126	18,882	$283,230	18,882
Annette North	19,250	$11.81	$3.19	86,750	$11.34	$3.66	$378,540	106,000	63,502	$952,530	63,502
David Bonita, M.D.	2,362	$6.66	$8.34	12,723	$6.45	$8.55	$128,449	15,085	—	—	—
Standish M. Fleming	2,362	$6.66	$8.34	12,723	$6.45	$8.55	$128,449	15,085	—	—	—
Mark Foletta	—	—	—	22,000	$9.36	$5.64	$124,100	22,000	—	—	—
Faheem Hasnain	68,481	$6.02	$8.98	90,863	$6.06	$8.94	$1,426,780	159,344	20,000	$300,000	20,000
Jeffrey S. Hatfield	—	—	—	14,000	$6.69	$8.31	$116,340	14,000	—	—	—
Allan P. Marchington, Ph.D.	2,362	$6.66	$8.34	12,723	$6.45	$8.55	$128,449	15,085	—	—	—
David R. Parkinson, M.D.	2,362	$6.66	$8.34	12,723	$6.45	$8.55	$128,449	15,085	—	—	—
Isai Peimer	2,362	$6.66	$8.34	12,723	$6.45	$8.55	$128,449	15,085	—	—	—
All of our current directors and executive officers as a group (12 persons)	454,443			947,780			$9,935,610	1,402,223	383,772	$5,756,580	383,772

During 2014, we approved the grant of equity awards to our employees, including our executive officers, and our non-employee directors. Specifically, we granted Stock Options and RSUs to our executive officers, Stock Options to our non-employee directors and an RSU to our Chairman of the Board, as described in our public filings referenced above in Item 3. These grants were approved by our independent compensation committee (and the Board, with respect to Mr. Martino, upon recommendation from the compensation committee). The option grants to our non-employee directors were provided under the terms of our non-discretionary Non-Employee Director Compensation Policy (described below) and the option grants and restricted stock unit grants to our executive officers and our Chairman of the Board were approved after the compensation committee reviewed and carefully considered market data provided by our independent compensation consultant.

Treatment of Purchase Rights under Employee Stock Purchase Plan

All of our regular employees, including our executive officers, are eligible to participate in our 2013 Employee Stock Purchase Plan (the “ESPP”), by contributing up to 15% of their earnings for the purchase of Common Stock at a price per share equal to the lower of (a) 85% of the fair market value of Common Stock on the first date of an offering or (b) 85% of the fair market value of Common Stock on the date of purchase. Under the current terms of our ESPP, a new six-month offering period (consisting of one six-month purchase period) commences approximately every six months. The current offering and purchase period began on June 11, 2014 and is scheduled to end on December 10, 2014.

Pursuant to the terms of the Merger Agreement, no further purchase period or offering under the ESPP will commence as of the date of the Merger Agreement and no individual shall be permitted to make a new election to purchase shares in the current offering period or make further contributions to the current offering period. Effective as of the last business day prior to the acceptance of Shares for payment pursuant to the Offer (the “Acceptance Time”), the current offering period and purchase period under the ESPP will end and each participant’s payroll deductions accumulated prior to the date of the Merger Agreement will be used to purchase Shares in accordance with the terms of the ESPP and the Shares so purchased, less any required withholding taxes, will be treated in the same manner as other outstanding Shares at the Effective Time. None of our executive officers are participants in the current offering period and purchase period under the ESPP. At the Acceptance Time, the Company will cause the ESPP to terminate, and no further purchase rights will be granted or exercised under the ESPP.

Treatment of Warrants

Pursuant to the Merger Agreement, each unexercised Company Warrant, other than Series E Warrants, will be cancelled as of the Effective Time in exchange for the right to receive with respect to each share issuable upon the exercise of such Company Warrant (x) an amount in cash equal to (A) the Closing Amount minus (B) the exercise price per share of Company Common Stock provided under the terms of such Company Warrant and (y) one CVR for each share issuable upon exercise of such Company Warrant, to the extent permitted by the terms of such Company Warrant. Each outstanding and unexercised Series E Warrant shall be cancelled as of the Effective Time in exchange for an amount in cash equal to $16.25 per Share issuable upon the exercise of each such Series E Warrant.

The following table sets forth (i) the number of shares issuable upon the exercise of the Company Warrants that are beneficially owned as of September 30, 2014, by each of our executive officers, directors and affiliates, (ii) the aggregate cash consideration that would be payable for such shares and (iii) the total number of Shares that would be entitled to the right to receive the Contingent Consideration in respect of such Company Warrants. For purposes of this table, no cash value has been attributed to the Contingent Consideration.

Name	Number of Shares Underlying Warrants		Cash Spread Value of Warrants	Number of Warrants Entitled to Contingent Consideration
Directors(1)
Standish M. Fleming	67,900	(2)	$1,016,870	67,900

(1)	Apposite Healthcare Fund, L.P., Apposite Healthcare (GP) Limited, Apposite CP1 L.P. and Apposite Capital LLP, which entities are part of an affiliated group, beneficially own an aggregate of 206,425 shares of Common Stock issuable upon the exercise of Company Warrants. Allan P. Marchington, one of our directors, is a partner of Apposite CP1 L.P., which entity is a Partner of Apposite Healthcare Fund, L.P., and Apposite Capital LLP. MedImmune Ventures, Inc. beneficially owns 172,213 shares of Common Stock issuable upon the exercise of Company Warrants. Isai Peimer, one of our directors, is an employee of MedImmune Ventures, Inc. OPI and Associates, which entities are part of an affiliated group, beneficially own an aggregate of 622,530 shares of Common Stock issuable upon the exercise of Company Warrants. GP III is the general partner of OPI. Advisors is the managing member of GP III, and is also the general partner of Associates. David P. Bonita, one of our directors, is an employee of Advisors. Because the foregoing directors are not deemed to beneficially own the respective Company Warrants described in this footnote, such Company Warrants are not included in the table.
(2)	Includes 67,900 shares of Common Stock issuable upon exercise of Company Warrants beneficially owned by Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. Mr. Fleming is a managing member of Forward IV Associates, LLC (the sole general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P.). Mr. Fleming expressly disclaims beneficial ownership of any shares of Common Stock held by the foregoing entities.

Employment Arrangement

Each of our executive officers is entitled to certain severance and change of control benefits pursuant to his or her employment agreement, the terms of which are described below.

Michael A. Martino

We entered into an employment agreement with Mr. Martino, our Chief Executive Officer, in November 2011, which was amended in January 2012 and January 2014, setting forth the terms of Mr. Martino’s employment. Mr. Martino’s employment agreement provides that if we terminate him without cause at any time other than within the period commencing three months immediately prior to and ending 12 months following a change of control transaction, he is entitled to: (i) cash payments in the form of continuation of his base salary at a rate equal to his base salary then in effect for a period of 12 months immediately following his termination date, (ii) payment of COBRA health insurance premiums for the lesser of (x) the 12 month period following his termination date, (y) the period until he becomes eligible for new healthcare coverage through new employment or (z) the period until he is no longer eligible for COBRA coverage, and (iii) accelerated vesting of the shares subject to the stock options awarded to him that would have vested during the one-year period following his termination. Mr. Martino’s employment agreement further provides that if his employment with us or our successor is terminated without cause or he resigns for good reason, in each case in connection with a change of control transaction, within the time period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, he is entitled to: (i) cash payments in the form of continuation of his base salary at a rate equal to his base salary then in effect for a period of 18 months following his termination date, (ii) a performance bonus of one and one-half (1.5) times the target bonus in effect for the year in which the termination occurs, payable in a lump-sum, (iii) payment of COBRA health insurance premiums for the lesser of (x) the 18 month period following his termination date, (y) the period until he becomes eligible for new healthcare coverage through new employment or (z) the period until he is no longer eligible for COBRA coverage, and (iv) vesting of 100% of the shares subject to the stock options awarded to him. “Good reason” for purposes of Mr. Martino’s employment agreement generally means his resignation, after providing notice and an opportunity for the Company to cure, due to (i) a material reduction in his base compensation; (ii) a material reduction in his authority, responsibilities or duties; or (iii) a requirement that he relocate his principal place of employment with the Company more than 50 miles from San Diego.

As a condition to be eligible to receive severance payments and benefits under his employment agreement, Mr. Martino must executive an effective general waiver and release of claims in favor of the Company. Mr. Martino’s employment agreement provides for a “best after tax” provision that provides that if any of the payments or benefits payable to Mr. Martino would constitute a “parachute payment” within the meaning of section 280G of the Code, subject to the excise tax imposed by section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), Mr. Martino will receive whichever of the following two alternative forms of payment would result in his receipt, on an after-tax basis, of the greater amount of such payments or benefits notwithstanding that all or some portion of the payments or benefits may be subject to the excise tax: (i) payment in full of the entire amount of the payments and benefits, or (ii) payment of only a part of the payments and benefits so that Mr. Martino receives the largest payment possible without the imposition of the excise tax.

Alan Fuhrman

We entered into an employment offer letter with Mr. Fuhrman, our Chief Financial Officer, in September 2010, which was amended in December 2012. In August 2013, we entered into an employment agreement with Mr. Fuhrman, which replaced and superseded his employment offer letter. Mr. Fuhrman’s employment agreement provides that if we terminate him without cause at any time other than within the period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, he is entitled to: (i) cash payments in the form of continuation of his base salary at a rate equal to his base salary then in effect for a period of 12 months immediately following his termination date, (ii) payment of COBRA health insurance premiums for the lesser of (x) the 12 month period following his termination date, (y) the period until he becomes eligible for new healthcare coverage through new employment or (z) the period until he is no longer eligible for COBRA coverage, and (iii) accelerated vesting of the shares subject to the stock options awarded to him that would have vested during the one-year period following termination. Mr. Fuhrman’s employment agreement further provides that if his employment with us or our successor is terminated without cause or he resigns for good reason, in each case in connection with a change of control transaction, within the time period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, he will receive the severance payments and benefits described above, except that (i) vesting of the shares subject to the stock options awarded to him will accelerate 100% and (ii) he will also be entitled to receive 100% of the target performance bonus he would have been entitled to for the year of termination, payable in a lump-sum. “Good reason” for purposes of Mr. Fuhrman’s employment agreement has the same meaning as described above under Mr. Martino’s employment agreement.

As a condition to be eligible to receive severance payments and benefits under his employment agreement, Mr. Fuhrman must execute an effective general waiver and release of claims in favor of the Company. Additionally, Mr. Fuhrman’s employment agreement provides for the same “best after tax” provision described above under Mr. Martino’s employment agreement.

Athena Countouriotis, M.D.

We entered into an employment offer letter with Dr. Countouriotis, our Chief Medical Officer, in January 2012, setting forth the terms of Dr. Countouriotis’ employment. In January 2014 we entered into an amended and restated employment agreement with Dr. Countouriotis, which replaced and superseded her employment offer letter. Dr. Countouriotis’ employment agreement provides that if we terminate her without cause at any time other than within the period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, she is entitled to: (i) cash payments in the form of continuation of her base salary at a rate equal to her base salary then in effect for a period of 12 months immediately following her termination date, (ii) payment of COBRA health insurance premiums for the lesser of (x) the 12 month period following her termination date, (y) the period until she becomes eligible for new healthcare coverage through new employment or (z) the period until she is no longer eligible for COBRA coverage, and (iii) accelerated vesting of the shares subject to the stock options awarded to her that would have vested during the one-year period following termination. Dr. Countouriotis’ employment agreement further provides that, if her employment with us or our successor is terminated without cause or she resigns for good reason, in each case in connection with a change of control transaction, within the time period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, she will receive the severance payments and benefits described above, except that (i) vesting of the shares subject to the stock options awarded to Dr. Countouriotis will accelerate 100% and (ii) she will be entitled to receive 100% of the target performance bonus she would have been entitled to for the year of termination, payable in a lump-sum. “Good reason” for purposes of Dr. Countouriotis’ employment agreement has the same meaning as described above under Mr. Martino’s employment agreement.

As a condition to be eligible to receive severance payments and benefits under his employment agreement, Dr. Countouriotis must execute an effective general waiver and release of claims in favor of the Company. Additionally, Dr. Countouriotis’ employment agreement provides for the same “best after tax” provision described above under Mr. Martino’s employment agreement.

Annette North

We entered into an employment offer letter with Ms. North, our Senior Vice President and General Counsel, in June 2013, which was amended in August 2013. Effective April 2014, we entered into an employment agreement with Ms. North, which replaced and superseded her employment offer letter. Ms. North’s employment agreement provides that if we terminate her without cause at any time other than within the period commencing three months immediately prior to and ending 12 months immediately following a change of control transaction, she is entitled to: (i) cash payments in the form of continuation of his base salary at a rate equal to her base salary then in effect for a period of 12 months immediately following her termination date, (ii) payment of COBRA health insurance premiums for the lesser of (x) the 12 month period following her termination date, (y) the period until she becomes eligible for new healthcare coverage through new employment or (z) the period until she is no longer eligible for COBRA coverage, and (iii) accelerated vesting of the shares subject to the stock options awarded to her that would have vested during the one-year period following termination. Ms. North’s employment agreement further provides that, if her employment with us or our successor is terminated without cause or she resigns for good reason, in each case in connection with a change of control transaction, within the time period commencing three months immediately prior to or within 12 months immediately following a change of control transaction, she will receive the severance payments and benefits described above, except that (i) vesting of the shares subject to the stock options awarded to her will accelerate 100% and (ii) she will be entitled to receive 100% of the performance bonus she would have been entitled to for the year of termination.

“Good reason” for purposes of Ms. North’s employment agreement has the same meaning as described above under Mr. Martino’s employment agreement. As a condition to be eligible to receive severance payments and benefits under her employment agreement, Ms. North must execute an effective general waiver and release of claims in favor of the Company. Additionally, Ms. North’s employment agreement provides for the same “best after tax” provision described above under Mr. Martino’s employment agreement.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that (1) the Effective Time occurred on September 30, 2014, (2) the employment of the executive was terminated without cause or by the executive for good reason on such date and the executive is otherwise eligible to receive severance benefits under the terms of the executive’s employment agreement, (3) the executive’s base salary rates and annual target bonuses remain unchanged from those in place as of September 30, 2014, (4) no executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits and (5) no executive officer will receive a reduction in his or her payments and benefits as a result of the “best after tax” provision. For a narrative description of the “best after tax” provision and the terms and conditions applicable to the payments quantified in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Ambit and its Executive Officers, Directors and Affiliates” above.

Name	Cash ($) (1)	Equity ($) (2)	Perquisites/ Benefits (3)	Tax Reimbursement ($)	Other ($)	Total ($)
Michael A. Martino.	$1,130,834	$10,248,202	$25,843	—	—	$11,404,879
Athena Countouriotis, M.D.	$487,985	$2,838,793	$9,239	—	—	$3,336,017
Alan Fuhrman	$418,551	$2,883,027	$16,334	—	—	$3,317,912

(1)	The amount listed in the column represents the cash severance payable to each named executive officer pursuant to their employment agreement, based on the salary in effect as of September 30, 2014, (i) continued payment of base salary for 18 months for Mr. Martino and 12 months for each of Dr. Countouriotis and Mr. Fuhrman and (ii) a lump sum payment equal to 150% of the 2014 target bonus for Mr. Martino and 100% of the 2014 target bonus for each of Dr. Countouriotis and Mr. Fuhrman. The severance benefits in the column above are payable on a “double-trigger” basis whereby the executive officer is terminated without cause or resigns for good reason within the period commencing three months immediately prior to and ending 12 months immediately following a change of control, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Ambit and its Executive Officers, Directors and Affiliates” above.
(2)

The amount listed in the column represents the aggregate pre-tax amount payable as the Offer Price pursuant to the Merger Agreement, as a result of the Transactions on a “single-trigger” basis, to each named executive officer in respect of unvested Stock Options and unvested RSUs held as of September 30, 2014, the latest practicable date before the filing of this Schedule 14D-9 as set forth in more detail in the table above under “—Treatment of Stock Options and Restricted Stock Units” and the footnotes thereto. Such unvested Stock Options and unvested RSUs are valued based on an implied total per share consideration, on a present value basis, of $16.45 per Share (which amount includes the implied value, on a present value basis, of the Contingent Consideration) in respect of unvested Shares subject to Stock Options and RSUs on a pre-tax basis at the Effective Time. With respect to unvested Stock Options, this amount represents (i) the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Closing Amount over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to such Stock Options, and (ii) the implied value, on a present value basis, of the Contingent Consideration. With respect to the unvested RSUs, this amount represents (i) the value of cash amounts payable in respect of such RSUs, calculated on a pre-tax basis and as of the Effective Time by multiplying the Closing Amount by the number of unvested shares subject to such RSUs, and (ii) the implied value, on a present value basis, of the Contingent Consideration. See “Item 4. The Solicitation or Recommendation—Opinions of Ambit’s Financial Advisors—Summary of Joint Financial Analyses.”
(3)	The amount listed in the column represents the estimated amount of premiums for continued coverage under Ambit’s group health plans for 18 months for Mr. Martino and 12 months for Dr. Countouriotis and Mr. Fuhrman. These severance benefits are payable under each executive officer’s employment agreement on a “double-trigger” basis whereby the executive officer is terminated without cause or resigns for good reason within the three months prior to or 12 months following a change of control, as further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Ambit and its Executive Officers, Directors and Affiliates” above.

Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of Ambit who are employed by Ambit as of immediately prior to the Effective Time and who continue to be actively employed (without any material break in service) by the Surviving Corporation (or any affiliate thereof) during such one-year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation, defined benefit pension benefits and retiree welfare benefits) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation, defined benefit pension benefits and retiree welfare benefits) provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 (or in the documents incorporated by reference herein) between Ambit and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Ambit, on the one hand, and Parent, Purchaser, any of their affiliates or Ambit, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Ambit entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team may enter into new employment arrangements with the Surviving Corporation. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

For 2014, under the terms of our Non-Employee Director Compensation Policy, each eligible non-employee member of our Board of Directors receives the following cash compensation for board services, as applicable:

•	$40,000 per year for service as a director;

•	an additional $30,000 per year for service as the Chairman of the Board;

•	an additional $15,000 per year for service as the Chairman of the Audit Committee, effective as of the 2014 annual meeting of Ambit’s stockholders;

•	an additional $10,000 per year for service as the Chairman of the Compensation Committee; and

•	an additional $7,000 per year for service as the Chairman of the Nominating and Corporate Governance Committee.

In addition, under the terms of our Non-Employee Director Compensation Policy, each eligible non-employee director receives initial and annual, automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of our Amended and Restated 2013 Equity Incentive Plan. Each eligible non-employee director, upon joining our Board of Directors is automatically granted a non-statutory stock option to purchase 14,000 shares of Common Stock. Each of these initial grants vest in equal annual installments over a three year period, subject to the director’s continued service with us through such dates. On the date of each annual meeting of our stockholders, each non-employee director is automatically granted a non-statutory stock option to purchase 8,000 shares of Common Stock. The annual grants vest in full on the one-year anniversary of the date of grant, subject to the director’s continued service through such date. All stock options granted will have a maximum term of 10 years and will vest in full upon the closing of a change of control transaction. In addition, we retain the discretion to make additional cash payments or equity awards to our non-employee directors when appropriate. For example, in July 2014, we granted an RSU to Mr. Hasnain under our 2014 Long Term Incentive Program in respect of 20,000 shares. Mr. Hasnain’s RSU was granted in recognition of his significant contributions as our Chairman upon recommendation from our compensation committee after reviewing market data provided by our outside compensation consultant.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all rights to indemnification by Ambit existing in favor of the directors and officers of the Company as of the date of the Merger Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the organizational documents of Ambit in effect as of the date of the Merger Agreement and as provided in the indemnification agreements between Ambit and the Indemnified Persons in the forms made available by Ambit to Parent or Parent’s representatives prior to the date of the Merger Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable legal requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of Ambit in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Ambit at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated in the Merger Agreement.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Ambit for the benefit of the Indemnified Persons with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Ambit, on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or Ambit may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time), and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to the Merger Agreement, provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the annual premium currently payable by Ambit with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(b)	Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On September 28, 2014, Ambit, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 13 — “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights — The Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15— “Conditions of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On July 31, 2014, Parent (through its affiliate, Daiichi Sankyo, Inc.) and Ambit entered into a Confidentiality Agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent and Ambit agreed that for a period of three years from the date of such agreement, subject to certain exceptions, neither of the parties nor their representatives would disclose any of the other party’s Confidential Information (as defined in the Confidentiality Agreement) or make use of any of the other party’s Confidential Information except for the purpose of considering, evaluating and negotiating a potential strategic transaction between the parties. The Confidentiality Agreement includes a standstill provision for the benefit of Ambit that expires one year following the date of the Confidentiality Agreement.

This summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(20) hereto and incorporated herein by reference.

(c)	Arrangements among Parent, Purchaser, and Certain Executive Officers, Officers, Directors and Stockholders of Ambit.

Tender Agreements

On September 28, 2014, the directors of the Company and certain stockholders affiliated with such directors (the “Principal Stockholders”) each entered into a tender agreement (the “Tender Agreements”) with Parent and Purchaser, pursuant to which each such director and Principal Stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and, if necessary, vote his, her or its Shares in favor of the adoption of the Merger Agreement and the approval of the Merger. Each Principal Stockholder’s Tender Agreement will terminate upon the earlier of (i) the day after the Merger is consummated, (ii) the date of any modification, waiver or amendment to the Merger Agreement (including the form of CVR Agreement attached thereto) in a manner that reduces the amount or changes the form of consideration payable thereunder to the Principal Stockholders, provided that any substitution of a cash payment paid on the date of the consummation of the Merger (the “Closing Date”) for an identical value of potential payments under the CVR Agreement, if approved by our Board of Directors, shall not result in a termination of such Tender Agreement, (iii) the mutual written consent of the Parent and the parties to the Tender Agreements that hold a majority of the Shares and (iv) the date upon which the Merger Agreement is validly terminated. As of September 28, 2014, approximately 26% of the outstanding Shares (or approximately 31% of the outstanding Shares including options and warrants exercisable within 60 days of September 28, 2014) were subject to the Tender Agreements.

The foregoing summary and description of the Tender Agreements is qualified in its entirety by reference to the Tender Agreements, the form of which is filed as Exhibit (e)(2) and are incorporated herein by reference.

The Merger Agreement and the Tender Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Ambit in Ambit’s public reports filed with the SEC. The Merger Agreement and the Tender Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 10, 2014 are incorporated herein by reference, and are not intended to provide any other factual information about Ambit. The representations, warranties and covenants contained in each agreement referenced in this Schedule 14D-9 were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the other party(ies) to such agreement, and may be subject to limitations agreed upon by the parties to such agreement. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, or the Tender Agreements. Accordingly, investors and stockholders should not rely on the representations and warranties as characterizations of the actual state of affairs of Ambit and should consider the information in the Merger Agreement and Tender Agreements in conjunction with the entirety of the factual disclosure about Ambit in Ambit’s public reports filed with the SEC. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4.	The Solicitation or Recommendation.

On September 28, 2014, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of Offer

Ambit is a biopharmaceutical company focused on the discovery, development and commercialization of drugs to treat unmet medical needs in oncology, autoimmune and inflammatory diseases. Ambit’s lead drug candidate, quizartinib, is a once-daily, orally administered FMS-like tyrosine kinase 3 or FLT3, kinase inhibitor. Ambit initiated a Phase 3 clinical trial of quizartinib in April 2014 in patients with acute myeloid leukemia or AML, who express a genetic mutation in FLT3 and who are refractory to or relapsed after front-line treatment. Ambit also plans to develop quizartinib in other AML therapeutic settings, including as a front-line therapy for newly diagnosed AML patients in combination with chemotherapy.

The Ambit Board of Directors (the “Ambit Board”) and its senior management team regularly review partnering and other strategic opportunities in order to advance the development of quizartinib in multiple potential indications and the development of Ambit’s earlier stage pipeline assets. As part of this strategy, since December 2013 Ambit has been pursuing partnerships for quizartinib outside the United States in order to accelerate the development of quizartinib in indications beyond relapsed/refractory AML and to expand commercial opportunities for quizartinib. In the partnering process, Ambit engaged in discussions with 44 strategic parties, including Daiichi Sankyo, of which 21 companies engaged in confidential discussions with Ambit, 18 of which also had access to the electronic data room for the partnering process. Ambit also has regularly held meetings with large pharmaceutical companies about potential collaborations relating to its earlier stage pipeline assets.

On December 16, 2013, Ambit’s business development team contacted representatives of Daiichi Sankyo to set up an introductory partnering meeting in conjunction with the JP Morgan Global Healthcare Conference.

On January 13, 2014, Ambit’s business development team met with representatives of Daiichi Sankyo in San Francisco, California to discuss potential partnering opportunities with respect to quizartinib.

On January 27, 2014, Ambit received an unsolicited non-binding proposal to acquire Ambit for a total enterprise value of $16.25 per share from Company A. The proposal was conditioned on Company A conducting three to four weeks of due diligence focused on a review of quizartinib from a clinical, regulatory, CMC and commercial perspective and an overview of Ambit’s pre-clinical pipeline.

On January 31, 2014, the Ambit Board met telephonically with senior management and representatives of Cooley LLP (“Cooley”) participating in the meeting, to review the process for assessing the unsolicited proposal. During the meeting, the Ambit Board received presentations from several investment banks regarding a potential engagement as a financial advisor in connection with evaluation of the unsolicited proposal and strategic alternatives, including Centerview Partners LLC (“Centerview”) and Leerink Partners LLC (“Leerink”). Subsequent to the meeting, in early February, Ambit retained both Centerview and Leerink as financial advisors.

On February 3, 2014, Daiichi Sankyo entered into a confidentiality agreement with Ambit in connection with the partnering process.

On February 12, 2014, the Ambit Board met in New York with representatives of Ambit’s senior management and legal and financial advisors participating in the meeting. During the meeting, the Ambit Board discussed with senior management and legal and financial advisors the financial aspects of the proposal received from Company A, and potential strategic alternatives, including Ambit remaining independent and continuing to pursue its ex-U.S. partnering strategy for quizartinib as a non-dilutive financing mechanism. At the time, Ambit was engaged in active term sheet discussions with two parties with respect to a European partnering deal and was considering the proposed upfront, milestone and royalty payments and cost sharing arrangements and the potential impact of completing a European partnership on subsequent financing requirements. The Ambit Board also discussed with senior management and the legal and financial advisors a potential process for engaging other potential acquirors, including parties contacted as part of the partnering process. The Ambit Board also discussed with management and legal and financial advisors potential responses to Company A. Following these discussions, the Ambit Board authorized Centerview to inform Company A that the Ambit Board viewed the proposed price as inadequate and that Company A would have to increase its price in order to pursue discussions. The Ambit Board authorized the financial advisors and/or management to contact potential strategic acquirers.

The financial advisors subsequently contacted four parties. Management subsequently contacted five parties, including Daiichi Sankyo.

On February 27, 2014, representatives of Daiichi Sankyo held a web-ex due diligence meeting with Ambit’s clinical development team in connection with a potential partnering transaction for quizartinib in certain ex-U.S. territories.

On March 4, 2014, Company A increased its non-binding proposal to $17.25 per share plus up to $6.00 per share in face value of sales based contingent value rights for U.S. sales of quizartinib.

On March 5, 2014, representatives of Daiichi Sankyo received access to an electronic data room maintained by Ambit for the partnering process.

On March 6, 2014, representatives of Daiichi Sankyo held a web-ex due diligence call with Ambit’s business development team to discuss the AML market.

At a meeting of the Ambit Board held on March 7, 2014, the Ambit Board considered the revised proposal from Company A, and following discussion, directed the financial advisors to inform Company A that the proposed price was still inadequate. During this meeting, senior management and the financial advisors also discussed with the Ambit Board the responses from strategic parties that were in discussions with Ambit following the February 12th Ambit Board meeting.

The Ambit Board met telephonically again on March 13, 2014 with senior management and advisors attending and received an update on Ambit’s partnering discussions and feedback from Company A and the other strategic parties contacted by Ambit and the financial advisors. Following a discussion, the Ambit Board determined to pursue aggressively the European partnering discussions and directed the financial advisors to contact Company A and other strategic parties to give them a last chance to submit an acquisition proposal before Ambit executed an ex-U.S. partnering deal.

From March through September 28, 2014, none of the strategic parties, other than Daiichi Sankyo and Company A, subsequently elected to pursue acquisition discussions or submit any proposals to acquire Ambit. Neither Ambit nor its financial advisors received any other expressions of interest, solicited or unsolicited, in pursuing a potential strategic transaction.

As part of the partnering discussions, on March 27, 2014 Ambit’s business development team responded to a request for clarification from Daiichi Sankyo related to Ambit’s development strategy for quizartinib regarding the sequence of indications for development, and the requisite data to support the respective regulatory submissions.

From March through July 2014, Ambit’s senior management focused on its Phase 3 clinical trial of quizartinib that commenced in April 2014 and its ongoing European partnering and Japanese partnering discussions. During that period, Ambit’s stock price declined from $10.64 per share on March 6, 2014 to $5.25 per share on July 18, 2014, as compared to a 33% decline over the same period in the stock prices of the publicly-traded oncology biopharmaceutical companies that the financial advisors selected for use in their selected comparable company valuation analysis.

On May 27, 2014, Stuart Mackey, the Global Head of Business Development of Daiichi Sankyo began contacting Michael Martino, the President and Chief Executive Officer of Ambit, to schedule a phone call to discuss Ambit’s partnering strategy for quizartinib and the status of its partnering discussions. After multiple e-mail exchanges to schedule a call, Mr. Martino sent Mr. Mackey an e-mail on June 17, 2014 indicating that ex-U.S. partnering discussions were progressing and that Ambit was not prepared to suspend those discussions, but Ambit would consider a strategic proposal so long as the price offered was based on the intrinsic value of Ambit rather than a premium to current stock price.

On June 1, 2014, representatives of Daiichi Sankyo met with Ambit’s business development team at the American Society of Clinical Oncology Annual Meeting in Chicago, Illinois, to discuss Ambit’s business development and commercialization strategy for quizartinib.

On June 20, 2014, Mr. Mackey e-mailed Mr. Martino outlining Daiichi Sankyo’s initial due diligence requirements and a timeline for submitting a non-binding indication of interest to acquire Ambit and requesting data room access for the acquisition process.

On June 27, 2014, Mr. Martino informed Mr. Mackey that Ambit could not grant Daiichi Sankyo data room access without receipt of a preliminary indication of interest, including value, timeline, remaining due diligence requirements and its internal approval process and timeline. Mr. Martino offered to arrange a conference call to answer initial clinical and regulatory questions.

On July 7, 2014, representatives of Daiichi Sankyo held a web ex due diligence session with Ambit focused on clinical and regulatory development.

On July 18, 2014, Mr. Mackey contacted Mr. Martino by telephone and outlined Daiichi Sankyo’s non-binding indication of interest to acquire Ambit for aggregate consideration of $200 million upfront plus $100 million in contingent value rights based on receipt of U.S. marketing approval of quizartinib for relapsed/refractory AML and U.S. marketing approval of quizartinib for first-line treatment of AML. Mr. Martino informed the Ambit Board of Daiichi Sankyo’s preliminary indication of interest.

On July 19, 2014, the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors. Representatives of Centerview and Leerink discussed the financial aspects of the non-binding proposal received from Daiichi Sankyo.

On July 20, 2014, at the direction of the Ambit Board, Mr. Martino informed Mr. Mackey that Daiichi Sankyo’s indication of interest was not generating significant interest of the Ambit Board, but the Ambit Board needed more time to evaluate and discuss the proposal.

On July 21, 2014, Company A submitted directly to the Ambit Board an unsolicited non-binding proposal to acquire Ambit for $12.00 per share upfront and up to $8.00 per share in contingent value rights, with $2.00 per share based on receipt of US marketing approval of quizartinib and the remaining $6.00 per share based on US sales milestones. The proposal was conditioned on the same three to four weeks of due diligence as the original proposal made by Company A in February 2014.

On July 22, 2014, the Ambit Board met telephonically with Ambit senior management and legal and financial advisors. The Ambit Board discussed potential responses to both Daiichi Sankyo and Company A.

Later that day, Mr. Martino, at the direction of the Ambit Board, had a telephonic discussion with Mr. Mackey to provide guidance that the purchase price offered by Daiichi Sankyo needed to be in the mid-teens upfront in addition to contingent value rights.

On July 26, 2014, Mr. Mackey called Mr. Martino to inform him (and confirmed in a follow-up e-mail) that Daiichi Sankyo was offering $15.00 per share upfront with $50 million in contingent value rights on the first commercial sale of quizartinib following FDA approval in relapsed/refractory AML and $50 million in contingent value rights for FDA approval of quizartinib for first-line treatment of AML. Mr. Mackey also outlined Daiichi Sankyo’s expectations for completing its due diligence and its internal approval process.

On July 28, 2014, Daiichi Sankyo provided Ambit with a written expression of interest setting forth the terms previously communicated orally.

On July 29, 2014, the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting. During the meeting, Cooley gave a presentation on fiduciary duties in the context of reviewing a potential sale of Ambit and strategic alternatives. The Ambit Board discussed with senior management and representatives of Centerview and Leerink the financial aspects of the non-binding proposals received from Daiichi Sankyo and from Company A, and the potential impact of a European partnering deal on Ambit’s stock price if a deal were completed based on the proposed terms of the most advanced partnering deal under discussion, and also reviewed with the Ambit Board a preliminary financial analysis of Ambit. The Ambit Board discussed with senior management and its advisors potential next steps with each of Daiichi Sankyo and Company A in order to advance their due diligence and maintain a competitive process. Following a discussion, the Ambit Board directed senior management and the financial advisors to inform Daiichi Sankyo of Ambit’s interest in continuing strategic discussions, subject to execution of a satisfactory confidentiality agreement. The Ambit Board also directed senior management and the financial advisors to inform Company A that Ambit had received a proposal at a higher value and that Company A would have to revise its proposal to be competitive. Later that day, Mr. Martino informed Mr. Mackey by e-mail of the Ambit Board’s decision to continue strategic discussions, and of the need to execute a confidentiality agreement, a form of which was attached to the e-mail, as a condition to further discussions and due diligence.

On July 31, 2014, Ambit and Daiichi Sankyo entered into a confidentiality agreement containing a standstill provision and other customary terms. On July 31, 2014, Ambit opened access to its electronic data room for the acquisition process to Daiichi Sankyo.

Commencing on July 31, 2014, Daiichi Sankyo conducted due diligence on Ambit.

On August 6, 2014, Ambit and Company A entered into a confidentiality agreement containing a standstill provision and other customary terms.

On August 21, 2014, Company A submitted a non-binding proposal re-confirming its July 21st proposal. The same day, Mr. Mackey e-mailed Mr. Martino to indicate that Daiichi Sankyo expected to submit a proposal by close of business on August 22, 2014.

On August 22, 2014, Daiichi Sankyo submitted a non-binding proposal re-confirming its proposal on July 18th proposal and outlining its remaining due diligence requirements, including an in-person meeting to discuss the proposed transaction the week of September 1, 2014.

On August 24, 2014, the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting. During the meeting, Cooley gave a presentation on fiduciary duties. Mr. Martino then updated the Ambit Board on the status of European partnering discussions. The Ambit Board discussed with senior management and representatives of Centerview and Leerink the financial aspects of the non-binding proposals received from Daiichi Sankyo and from Company A and potential next steps with both parties.

Later that day, Mr. Martino had a discussion with Mr. Mackey about a process for completing Daiichi Sankyo’s due diligence requirements.

On August 25, 2014, a form of merger agreement was distributed to Daiichi Sankyo. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all outstanding shares of Ambit common stock and included a placeholder for contingent value rights.

On August 27, 2014, Mr. Mackey sent a follow-up e-mail to Mr. Martino regarding Daiichi Sankyo’s schedule for completing its remaining due diligence and obtaining required Daiichi Sankyo internal approvals for the proposed transaction.

During the first two weeks of September, 2014, the two most advanced parties in the European partnering discussions terminated discussions with Ambit based on their respective valuations of the proposed terms.

On September 3, 2014, Mr. Mackey, Kenneth Keller, President of U.S. Operations and Jeff Warmke, Senior Vice President, External Scientific Affairs for Daiichi Sankyo met in person with Mr. Martino and a representative of Centerview at a restaurant in San Diego, California to discuss the proposed transaction, remaining diligence issues, potential timing, valuation and retention issues for Ambit employees other than the Chief Executive Officer. The next day, Mr. Mackey sent Mr. Martino Daiichi Sankyo’s development plan overview for quizartinib in both relapsed/refractory and front-line treatment of AML.

On September 5, 2014, Daiichi Sankyo submitted to Ambit a revised draft of the merger agreement and drafts of a tender agreement, pursuant to which certain key stockholders would agree to support Daiichi Sankyo’s proposed transaction, and a contingent value right agreement, which contained the provisions related to the contemplated milestone payments upon the achievement of specified targets regarding quizartinib, prepared by Daiichi Sankyo’s counsel, Simpson Thacher & Bartlett LLP (“Simpson”).

On September 8, 2014, Company A submitted a revised non-binding proposal to acquire Ambit for $15.50 per share upfront and up to $8.00 per share in face value of contingent value rights.

On September 9, 2014, the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting. The Ambit Board discussed with senior management and the financial advisors the financial aspects of the non-binding proposals received from Daiichi Sankyo and from Company A and potential next steps with both parties.

Following the Ambit Board meeting, at the request of the Ambit Board, Centerview contacted Mr. Mackey to request that Daiichi Sankyo improve the financial terms of its offer.

Later that day, Cooley sent a revised draft of the merger agreement to Simpson.

On September 11, 2014, Cooley held a conference call with Simpson to discuss the draft merger agreement that Cooley had submitted to Simpson on September 9, 2014.

On September 13, 2014, the Chief Executive Officer of Company A informed Mr. Martino that Company A was withdrawing its non-binding proposal because it had determined, after completing additional commercial diligence and further review, that Company A’s financial model for quizartinib did not support its proposed valuation.

On September 15, 2014, Simpson submitted to Cooley a mark-up of the draft merger agreement that Simpson had received on September 9, 2014. Simpson’s markup proposed that Daiichi Sankyo receive a termination fee in certain circumstances equal to 4% of Ambit’s equity value.

On September 16, 2014, the Ambit Board held its regularly scheduled quarterly board meeting. In addition to the regular agenda for the meeting, during the meeting senior management and Ambit’s legal and financial advisors updated the Ambit Board on the status of the ongoing acquisition discussions, including open issues in the draft merger agreement being negotiated by the Company and its legal counsel and Daiichi Sankyo and its legal counsel. In an abundance of caution, an Ambit director, David Bonita, M.D., who is an employee of OrbiMed Advisors LLC, informed the Ambit Board that funds managed by OrbiMed and its affiliates have a passive position in Daiichi Sankyo and that Dr. Bonita is not involved in the management of those funds. After considering this information and advice of counsel, the Ambit Board determined that Dr. Bonita does not have a material financial interest in the transaction that creates a potential conflict of interest. After due consideration of the various matters discussed at the meeting, the Ambit Board determined to form a transaction committee to evaluate any specific proposals or offers received by Ambit, oversee negotiation of a merger agreement and other transaction agreements and make recommendations to the Ambit Board. The Ambit Board appointed Mark Foletta, Jeffrey Hatfield and David Parkinson to the transaction committee and designated Mr. Foletta as chairman of the transaction committee.

On September 16, 2014, Cooley sent a revised draft of the contingent value rights agreement to Simpson. On September 17, 2014, Cooley sent, on behalf of the proposed parties to the tender agreement, a revised draft of the tender agreement to Simpson.

On September 16, 2014, Cooley submitted to Simpson a draft of the disclosure schedule to the merger agreement.

Also on September 16, 2014, Centerview requested a phone call to discuss issues concerning timing and valuation, with respect to the Daiichi Sankyo non-binding term sheet.

On September 18, 2014, Mr. Mackey contacted Centerview and informed them that Daiichi Sankyo was unwilling to improve the financial terms of its offer and that Daiichi Sankyo believes that $15.00 per share plus the contingent value rights fully value Ambit.

On September 19, 2014, a representative of Ambit, based on authorization by the chairman of the Ambit Board, contacted a representative of Daiichi Sankyo by telephone and indicated that Ambit was willing to proceed with Daiichi Sankyo assuming the parties could reach agreement on the transaction agreements on an expedited timeline.

On September 22, 2014, Simpson submitted to Cooley a mark-up of the draft merger agreement it received on September 17, 2014, a mark-up of the draft contingent value rights agreement, a mark-up of the draft tender agreement it received on September 17, 2014 and a mark-up of the draft disclosure schedule to the merger agreement it received on September 16, 2014. In the markup of the contingent value rights agreement, Simpson, among other things, narrowed the definitions of specified targets regarding quizartinib that would result in milestone payments.

Later on September 22, 2014, Cooley submitted to Simpson a mark-up of the draft form of contingent value rights agreement Simpson provided earlier on September 22, 2014.

On the same date, Simpson held a conference call with Cooley to address the draft documents Simpson had submitted to Cooley on September 22, 2014.

On September 23, 2014, Daiichi Sankyo indicated to Centerview that it was willing to commit to pay an aggregate of $4.50 per contingent value right (which is equivalent to $2.25 per milestone event).

On September 23, 2014, the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting. The Ambit Board discussed with senior management and the financial advisors the financial aspects of the non-binding proposals received from Daiichi Sankyo and potential next steps.

Also on September 23, 2014, Cooley sent a revised draft of the merger agreement and a revised draft of the tender agreement Simpson submitted on September 22, 2014. In the markup of the merger agreement, Cooley proposed, among other things, that the termination fee equal 3% of Ambit’s equity value.

On September 23, 2014, Cooley submitted to Simpson a revised draft of the disclosure schedule to the merger agreement Simpson provided to Cooley on September 22, 2014.

Later on September 23, 2014, Simpson had a call with Cooley to discuss open issues with the draft merger agreement.

On September 24, 2014, representatives of Ambit and representatives of Daiichi Sankyo held a conference call to discuss open issues with the draft form of contingent value rights Agreement.

On September 25, 2014, Simpson submitted to Cooley mark-ups of the draft form of contingent value rights agreement, the draft merger agreement, the draft disclosure schedule to the merger agreement and the draft tender agreement received by Simpson from Cooley on September 22, 2014 and September 23, 2014. In the markup of the merger agreement, Simpson proposed, among other things, that the termination fee equal 3.75% of Ambit’s equity value.

On September 26, 2014, Cooley and Simpson held multiple conference calls to discuss open issues with the merger agreement and related transaction documents. Among other things, Simpson and Cooley negotiated the value of the termination fee and settled upon approximately 3.5% of Ambit’s equity value.

Later on September 26, 2014, the transaction committee met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting. Representatives of Centerview and Leerink discussed the financial aspects of the non-binding proposal received from Daiichi Sankyo as well as presented a preliminary financial analysis of Ambit. During the meeting, Cooley reviewed key provisions of the merger agreement, including structure and timing considerations, offer conditions, required regulatory approvals, treatment of options, restricted stock units and warrants, the non-solicitation clause and fiduciary duty exceptions that would permit Ambit to negotiate and accept an unsolicited superior proposal, subject to compliance with Daiichi Sankyo’s match rights, the change of board recommendation provisions, the termination provisions and termination fees and circumstances under which the payment of termination fees would be triggered. Cooley also reviewed the contingent value right agreement, including the structure, milestone and terms. Finally, Cooley reviewed the terms of the tender agreement, the percentage of securities that would be subject to the tender agreement and circumstances under which the tender agreement would terminate. Following a discussion, the Committee unanimously determined that it would recommend approval of the proposed transaction to the Ambit Board. In executive session, the transaction committee also reviewed the proposed acceleration of vesting of the performance restricted stock units immediately prior to the effective time of the merger and agreed to the proposed treatment.

Also on September 26, 2014, Cooley submitted revised drafts of the merger agreement, the disclosure schedule to the merger agreement, the tender agreement and the form of contingent value rights agreement submitted by Simpson to Cooley on September 25, 2014.

On September 27, 2014, the parties finalized the terms of the merger agreement, contingent value right agreement and tender agreement.

On September 28, 2014 in Japan, the board of directors of Daiichi Sankyo approved the proposed transaction with Ambit.

On the morning of September 28, 2014 in San Diego, California the Ambit Board met telephonically with Ambit’s senior management and legal and financial advisors participating in the meeting, to consider the proposed transaction with Daiichi Sankyo. During the meeting Centerview and Leerink reviewed with the Ambit Board Centerview’s and Leerink’s joint financial analysis of the Consideration, and each of Centerview and Leerink separately rendered to the Ambit Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 28, 2014, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by such financial advisor in connection with its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “Opinion of Centerview Partners LLC”. For a detailed discussion of Leerink’s opinion, please see below under the caption “Opinion of Leerink Partners LLC”. Cooley then reviewed key provisions of the Merger Agreement, Tender Agreement and the CVR Agreement, including the terms previously reviewed with the transaction committee and the Ambit Board asked questions. Following this discussion, Mr. Foletta indicated that the transaction committee had reviewed the proposed transaction with Ambit’s legal and financial advisors and recommended that the Ambit Board approve the proposed transaction. After further discussion, the Ambit Board unanimously (i) determined that the Transactions are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto and (iv) agreed that the Agreement shall be subject to Section 251(h) of the DGCL.

Later in the day on September 28, 2014 and before the open of the markets in Tokyo, Japan on September 29, 2014, the Merger Agreement and Tender Agreements were signed and Daiichi Sankyo and Ambit issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii)	Reasons for Recommendation

On September 28, 2014, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

Our Board of Directors considered numerous factors, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to Ambit stockholders:

•	the Offer includes an upfront cash component providing certainty, immediate value and liquidity to our stockholders;

•	the belief of our Board of Directors that the milestones in the CVR Agreement are reasonably achievable given the current phase of development of quizartinib and Parent’s existing infrastructure for pharmaceutical development, including oncology drugs;

•	the fact that the Offer Price of $15.00 plus one non-transferrable CVR for each Share, with an implied total per share consideration, on a net present value basis, of $16.45 per Share, represents approximately a 101% premium to the closing price of Ambit’s common stock of $8.20 per share on September 26, 2014, the last full trading day before the Transactions were approved by our Board of Directors and publicly announced, and approximately a 111% premium to the 30-day volume weighted average price of Ambit’s common stock of $7.79 per share;

•	the belief of our Board of Directors, after a thorough review of strategic alternatives and discussions with Ambit management and its advisors, that the Offer Price is more favorable to the stockholders of Ambit than the potential value that might have resulted from other strategic opportunities potentially available to Ambit, including remaining a standalone company and completing the pending Phase 3 trial of quizartinib in relapsed/refractory AML, obtaining marketing approval and commercializing quizartinib in the United States as a standalone company or with a co-promotion partner and seeking to develop and commercialize quizartinib in other indications and to advance the development of Ambit’s earlier stage pipeline assets;

•	our Board of Directors’ assessment of Ambit’s prospects for substantially increasing stockholder value as a standalone company above the Offer Price, given risks and uncertainties in its business, including the costs and risks associated with successfully completing its pending Phase 3 clinical trial and obtaining marketing approval for quizartinib for the treatment of AML in relapsed/refractory patients, building a commercial infrastructure, including hiring or leasing a sales force, and launching and marketing quizartinib (assuming quizartinib receives marketing approval), the costs, risks and timing of being able to commence the development of quizartinib for front-line treatment of AML and other indications, and costs, risks and timing of developing and commercializing its other pipeline products, the amount of capital that Ambit would need to raise to fund the development and commercialization of its products through projected cash flow breakeven results and the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital given uncertainty about the completion of an ex-U.S. partnering transaction, potential milestone payments under potential ex-U.S. partnering transactions and future collaborations, the expected ramp in product sales given the size of sales force that Ambit could reasonably afford and the execution risks associated with the company’s business strategy, including transforming a relatively small biotechnology company focused on product development into a profitable specialty pharmaceutical company with efficient sales execution;

•

the expectation that Ambit, as a standalone company, would need to raise at least $35 million in equity capital, in addition to $15 million through the issuance of debt, in the last quarter of 2014 (assuming Ambit did not complete an ex-U.S. partnering transaction providing for upfront payments in such time frame) or the first half of 2015 (assuming the completion of an ex-U.S. partnering transaction) under management’s financial projections in order to fund its operations through 2017 (assuming Ambit did not commence any new Phase 3 studies on quizartinib for front-line or other indications and assuming that the development and regulatory timetable and date for commercial launch of quizartinib was not materially delayed from the assumed timetable), as more fully described below under the caption “Financial Projections” and the expectation that Ambit would require substantial additional capital to execute on its strategy for maximizing the value of quizartinib and its earlier stage pipeline assets;

•	the belief of our Board of Directors that as a result of arm’s length negotiations with Parent and Purchaser, Ambit and its representatives had negotiated the highest price per share that Parent was willing to pay for Ambit;

•	the belief of our Board of Directors that the terms of the Merger Agreement include the most favorable terms to Ambit in the aggregate to which Parent and Purchaser were willing to agree;

•	the belief of our Board of Directors that Ambit had engaged in a reasonable process to obtain the best available value for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Ambit if such parties were interested in a strategic transaction;

•	the separate opinions of Centerview and Leerink, each of which was rendered to the Board of Directors of the Company on September 28, 2014, and subsequently confirmed by delivery of a written opinion of the respective financial advisor dated such date, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by such financial advisors in preparing its opinion, the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the captions “Opinion of Centerview Partners LLC and “Opinion of Leerink Partners LLC;”

•	the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration and CVR Agreement can be delivered to Ambit’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger to be completed shortly after the acceptance of the Offer in which stockholders who do not tender their Shares in the Offer will receive the same cash price and CVR payable for the Shares in the Offer;

•	the fact that the Purchaser must, at the election of Ambit, extend the Offer for an additional period of up to five business days, if at the scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived;

•	the terms and conditions of the Merger Agreement and the CVR Agreement, including the following related factors:

•	Parent’s ability to fund the Offer Price with cash;

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of our Board of Directors that the termination fee of $11.5 million, representing approximately 3.5% of the net present equity value of the Transactions, and the circumstances when such termination fee may be payable by Ambit, are reasonable in light of the benefit of the Offer and the other Transactions;

•	the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Ambit’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Ambit’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee, and the related ability for any other party to approach Ambit if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement;

•	the availability of statutory appraisal rights to Ambit’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL; and

•	the terms of the CVR Agreement, including Parent’s obligation to use diligent efforts to achieve the milestones, the audit rights of the holders, and the fact that each holder will be a third party beneficiary under the CVR Agreement.

Our Board of Directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	the fact that a portion of the consideration to be paid in the Offer and the Merger consists of CVRs and is subject to the achievement of certain milestones, and the possibility that such milestones may not be achieved;

•	the fact that Ambit’s stockholders will not participate in any potential future benefit from obtaining regulatory approval for and commercializing quizartinib or from value created through its earlier stage programs, other than up to $4.50 per Share under the CVR Agreement;

•	the effect of the announcement and pendency of the Merger Agreement and the Offer on Ambit’s operations, employees, suppliers and its ability to retain employees;

•	the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders generally;

•	the fact that Parent and Purchaser may terminate the Merger Agreement in certain circumstances, including in the event that less than 50% plus one of the outstanding Shares (including Shares issuable to holder of options or warrants from which Ambit has received notices of exercise prior to the expiration of the Offer) are validly tendered in the Offer;

•	the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares would likely be adversely affected;

•	Ambit will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Ambit may have lost potential collaboration partners and employees after announcement of the Offer;

•	Ambit’s business may be subject to significant disruption;

•	Ambit’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

•	the $11.5 million termination fee payable to Parent upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Ambit that might be more advantageous to Ambit’s stockholders, and the impact of the termination fee on Ambit’s ability to engage in certain other transactions for 12 months from the date of the Merger Agreement is terminated in certain circumstances;

•	the fact that the gain realized by Ambit’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•	the restrictions in the Merger Agreement on the conduct of Ambit’s business prior to the consummation of the Merger, which may delay or prevent Ambit from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board of Directors reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii)	Certain Financial Projections

Ambit does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with our Board of Directors’ review of potential strategic alternatives our management prepared two sets of financial projections reflecting Ambit as a standalone company, the first assuming completion of an ex-U.S. partnership for quizartinib and the second assuming no ex-U.S. partnership. Our management provided these projections to our Board of Directors, and to Centerview and Leerink, in connection with our Board of Directors’ review of potential strategic alternatives. These financial projections were not provided to any potential bidders.

The information set forth below is included solely to give Ambit stockholders access to certain financial projections that were made available to our Board of Directors and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections estimate net revenue for sales of quizartinib in the United States and milestone and royalty revenue for sales of quizartinib in Europe and Japan under assumed partnerships covering ex-U.S. territories that do not exist, but Ambit would have expected to complete if the transaction with Parent were not consummated. The financial projections reflect numerous estimates and assumptions made by Ambit’s management with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Ambit’s control. The financial projections estimate operating profits (calculated as net revenue minus cost of goods sold, sales, general and administrative expenses and research and development expenses). Operating profits and expenses exclude the negative impact of depreciation and stock-based compensation. The financial projections of Ambit were prepared in accordance with GAAP, except as otherwise noted and include estimates that were not prepared in accordance with GAAP.

The financial projections make the following assumptions:

•	75% probability of success that Ambit will obtain U.S. marketing approval for quizartinib for relapsed or refractory FLT3-positive AML and will commercially launch quizartinib in the U.S in 2018;

•	assuming an ex-U.S. partnership, 60% probability of success that Ambit will conduct a Phase 3 clinical trial for quizartinib for front-line treatment of AML, receive U.S. marketing approval for quizartinib for front-line treatment and commercially launch quizartinib for front-line treatment in 2021;

•	assuming no ex-U.S. partnership, 52.5% probability of success that Ambit will conduct a Phase 3 clinical trial for quizartinib for front-line treatment of AML, receive U.S. marketing approval for quizartinib for front-line treatment and commercially launch quizartinib for front-line treatment in 2023;

•	24 month maximum duration of therapy for relapsed/refractory AML patients and 36 month maximum duration of therapy as front-line treatment of AML patients;

•	same ex-U.S. market launch timeline as U.S. market and ex-U.S. market size equal to U.S. market size;

•	ex-U.S. partnership terms based upon the most advanced ex U.S. partnership term sheet Ambit received;

•	U.S. peak quizartnib sales of $351 million and worldwide peak sales of $701 million (assuming no ex-U.S. partnership) and U.S. peak sales of $454 million and worldwide peak sales of $907 million (assuming ex-U.S. partnership); and

•	a 2024 sales, general and administrative margin of 32% (assuming no ex-U.S. partnership) and 24% (assuming ex-U.S. partnership).

As more fully described under the caption “Background of the Offer,” ex-U.S. partnering discussions ended in September 2014.

Both financial projection scenarios assumed that Ambit would be required and would be able to raise $15 million through the issuance of debt in the last quarter of 2014 and an additional $15 million through the issuance of debt in 2015, based on debt terms proposed to Ambit in a term sheet from a potential lender. No adjustments were made to any of the assumptions for risks relating to assumed expenses, or risks relating to the ability to raise equity or debt capital, the cost of capital and the amount of capital required to achieve the projected revenue.

The financial projections that assume no ex-U.S. partnership assumed: initial net operating losses of $193 million (as of December 31, 2013), additional losses from first quarter 2014 through third quarter 2014 of $23 million and additional losses from fourth quarter 2014 through 2017; taxes at 35% if profitable post net operating loss usage; and capital expenditures equal to 3% of total risk adjusted quizartinib operating costs.

The financial projections that assume an ex-U.S. partnership assumed: initial net operating losses of $193 million (as of December 31, 2013), additional losses from first quarter 2014 through third quarter 2014 of $17 million and additional losses from fourth quarter 2014 through 2017; future tax losses included value of tax shield on profits taxed in fourth quarter 2014 due to upfront payment in ex-U.S. partnership; taxes at 35% if profitable post net operating loss usage; and capital expenditures equal to 3% of total risk adjusted quizartinib operating costs.

The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that we or anyone who received the projections then considered, or now considers, the projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. Management views the financial projections as being subject to inherent risks and uncertainties associated with such long-range projections. We do not intend to, and disclaim any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Ambit in our public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Projections (Assuming no ex-U.S. Partnership)

(in millions)

	2014	4Q14	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
U.S. Quizartinib Revenue	—	—	—	—	—	61	82	88	92	97	119	143	148	161	171	180	189	199
Total Revenue(1)	$0	$0	$0	$0	$0	$79	$106	$114	$120	$126	$155	$185	$192	$209	$223	$234	$246	$259
COG	0	0	0	0	0	(2)	(3)	(4)	(4)	(4)	(5)	(6)	(6)	(6)	(7)	(7)	(8)	(8)
Gross Profit	$0	$0	$0	$0	$0	$76	$103	$111	$116	$122	$150	$180	$186	$203	$216	$227	$239	$251
Total Operating Expense (ex-AC410/708)	(34)	(11)	(42)	(40)	(38)	(41)	(45)	(51)	(53)	(54)	(54)	(56)	(58)	(60)	(62)	(64)	(67)	(69)
Operating Profit (ex-AC410/708)	($34)	($11)	($42)	($40)	($38)	$38	$61	$63	$67	$72	$101	$129	$134	$149	$160	$170	$180	$190
Taxes		—	—	—	—	(13)	(21)	(22)	(24)	(25)	(35)	(45)	(47)	(52)	(56)	(59)	(63)	(66)
CapEx		(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(2)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Free Cash Flow		($11)	($43)	($41)	($39)	$24	$38	$39	$42	$45	$64	$82	$86	$95	$103	$108	$115	$122
(1) Total Revenue also includes European Union royalties and milestone payments. Projections (Assuming ex-U.S. Partnership) (in millions)
	2014	4Q14	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
U.S. Quizartinib Revenue	—	—	—	—	—	61	82	88	110	156	179	204	220	231	243	255	268	281
Total Revenue(1)	$30	$30	$0	$0	$4	$86	$93	$103	$154	$179	$206	$256	$253	$266	$280	$294	$309	$351
COGS	0	0	0	0	0	(2)	(3)	(4)	(4)	(6)	(7)	(8)	(9)	(9)	(10)	(10)	(11)	(11)
Gross Profit	$30	$30	$0	$0	$4	$84	$90	$100	$149	$173	$199	$248	$244	$256	$270	$284	$298	$340
Total Operating Expense (ex-AC410/708)	(25)	(8)	(32)	(40)	(43)	(45)	(51)	(52)	(50)	(53)	(56)	(63)	(67)	(71)	(74)	(78)	(82)	(86)
Operating Profit (ex-AC410/708)	$5	$22	($32)	($40)	($39)	$41	$42	$51	$104	$126	$150	$193	$185	$195	$205	$216	$227	$265
Taxes		(8)	—	—	—	(14)	(15)	(18)	(36)	(44)	(53)	(68)	(65)	(68)	(72)	(76)	(79)	(93)
CapEx		(0)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(1)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Free Cash Flow		$14	($33)	($41)	($41)	$26	$26	$31	$66	$80	$96	$124	$119	$125	$131	$138	$145	$170

(1)	Total Revenue also includes European Union royalties and milestone payments.

(iv)	Opinions of Ambit’s Financial Advisors

Opinion of Centerview Partners LLC

The Company has retained Centerview as a financial advisor in connection with the Transactions. In connection with this engagement, the Company requested that Centerview evaluate the fairness, from a financial point of view, of the total per Share consideration under the cash tender offer to purchase all of the Shares which the Purchaser shall commence pursuant to the Merger Agreement (the “Tender Offer”), consisting of (a) the Closing Amount, without interest, plus (b) one CVR, representing the right to receive the Payment Amounts (as such term is used in the CVR Agreement), at the times provided for in the CVR Agreement, without interest (the Closing Amount plus one CVR, the “Consideration”) to be paid pursuant to the Merger Agreement to the holders of Shares (other than (i) Shares then held by the Company or held in the Company’s treasury, or held by any wholly owned subsidiary of the Company, (ii) Shares then held by Parent, Purchaser, or any other wholly owned subsidiary of Parent, and (iii) Dissenting Shares (as defined in the Merger Agreement), which are collectively referred to as “Excluded Shares” throughout this section. On September 28, 2014, Centerview rendered to the Board of Directors of the Company its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Centerview in connection with its opinion, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated September 28, 2014, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion on Centerview set forth below is qualified in its entirety to the full text of Centerview’s written attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement and the CVR Agreement, each dated September 26, 2014, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	the Annual Report on Form 10-K of the Company for the year ended December 31, 2013, and the Registration Statement on Form S-1 of the Company filed on February 20, 2013, including the subsequent amendments thereto;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, as described further under the section entitled, “The Solicitation or Recommendation—Certain Financial Projections,” which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which is collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement (including the Tender Agreements referenced therein) or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Opinion of Leerink Partners LLC

The Company has retained Leerink as a financial advisor in connection with the Transactions. In connection with this engagement, the Company requested that Leerink evaluate the fairness, from a financial point of view, of the Consideration to be paid pursuant to the Merger Agreement to the holders of Shares (other than Excluded Shares). On September 28, 2014, Leerink rendered to the Board of Directors of the Company its oral opinion, subsequently confirmed in a written opinion dated such date, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken by Leerink in connection with its opinion, the Consideration to be paid pursuant to the Merger Agreement to the holders of Shares (other than the Excluded Shares) was fair, from a financial point of view, to such holders.

The full text of Leerink’s written opinion, dated September 28, 2014, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken, is attached as Annex II and is incorporated herein by reference. The summary of the written opinion on Leerink set forth below is qualified in its entirety to the full text of Leerink’s written attached as Annex II. Leerink’s financial advisory services and opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Leerink’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Leerink’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Leerink’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Leerink in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink reviewed, among other things:

•	a draft of the Merger Agreement and the CVR Agreement, each dated September 26, 2014, referred to in this summary of Leerink’s opinion as the “Draft Agreements”;

•	the Annual Report on Form 10-K of the Company for the year ended December 31, 2013, and the Registration Statement on Form S-1 of the Company filed on February 20, 2013, including the subsequent amendments thereto;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Leerink by the Company for purposes of Leerink’s analysis, as described further under the section entitled, “The Solicitation or Recommendation—Certain Financial Projections,” which are referred to in this summary of Leerink’s opinion as the “Forecasts,” and which is collectively referred to in this summary of Leerink’s opinion as the “Internal Data.”

Leerink also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Leerink reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Leerink deemed relevant. Leerink also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Leerink deemed relevant and conducted such other financial studies and analyses and took into account such other information as Leerink deemed appropriate.

Leerink assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink for purposes of its opinion and, with the Company’s consent, Leerink relied upon such information as being complete and accurate. In that regard, Leerink assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink relied, at the Company’s direction, on the Internal Data for purposes of Leerink’s analysis and opinion. Leerink expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Leerink did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Leerink assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink’s analysis or opinion from the Draft Agreements reviewed by Leerink. Leerink also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink’s analysis or Leerink’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Leerink’s analysis or Leerink’s opinion. Leerink did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink is not a legal, regulatory, tax or accounting advisor, and Leerink expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink expressed no view as to, and its opinion did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Leerink’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Leerink’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Leerink was not asked to, and Leerink did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transactions, including, without limitation, the structure or form of the Transactions, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement (including the Tender Agreements referenced therein) or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Leerink’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink as of, the date of Leerink’s written opinion, and Leerink does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Leerink’s written opinion. Leerink’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transactions or any other matter. Leerink’s financial advisory services and its written opinion were provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. Leerink’s opinion was authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Joint Financial Analysis

In preparing their respective opinions, Centerview and Leerink jointly performed a variety of financial and comparative analyses, including those described below. The following is a summary of the material financial analyses prepared and reviewed with the Board of Directors of the Company in connection with the opinions of Centerview and Leerink, each dated September 28, 2014. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, each of the Company’s financial advisors, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by the Company’s financial advisors. Each of the Company’s financial advisors may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the Company’s financial advisors’ respective views of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by the Company’s financial advisors. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying the Company’s financial advisors’ financial analyses and their respective opinions. In performing their joint financial analyses, the Company’s financial advisors made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser, Centerview or Leerink or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the business do not purport to be appraisals or reflect the prices at which the business may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 26, 2014 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Analysis of Consideration

The Company’s financial advisors conducted an analysis of the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement. Such consideration is equal, on a per share basis, to $15.00 upfront in cash plus one CVR, which could result in an additional one-time payment of $2.25 in cash upon achievement of the Front Line Milestone and a further, additional one-time payment of $2.25 in cash upon achievement of the Second Line Milestone, in each case as described more fully in the section entitled, “Additional Information—Contingent Value Rights Agreement”. For analytical purposes, assuming that CVR holders receive a $2.25 per CVR payment upon the achievement of each of the Front Line Milestone and the Second Line Milestone, in each case at the times implied by the Management Case – No Ex-U.S. Partnership financial projections and the Management Case –Ex-U.S. Partnership financial projections, each described under the section entitled, “The Solicitation or Recommendation—Certain Financial Projections” and further assuming a range of discount rates from 12% to 14% based on the Company’s financial advisors’ analysis of the Company’s weighted average cost of capital, the Company’s financial advisors calculated a range of illustrative net present values for one CVR as of September 30, 2014.

The results of this analysis are summarized below:

Illustrative Net Present Value Range of One CVR
Management Case – No Ex-U.S. Partnership	$1.38-1.52
Management Case –Ex-U.S. Partnership	$1.55-$1.70

Solely for purposes of the financial analyses summarized below, the term “illustrative assumed per share merger consideration” refers to an aggregate assumed implied per Share value of the Merger Consideration of $16.45 per share, equal, on a per Share basis, to $15.00 upfront and the estimated net present value of the CVR of $1.45 per CVR, based on the midpoint of the range of net present values of a CVR under the Management Case – No Ex-U.S. Partnership financial projections, as shown in the table above. However, there is no guarantee that the conditions triggering any CVR payment will be satisfied, and if triggered, when such conditions will be satisfied.

Selected Comparable Public Company Analysis

The Company’s financial advisors reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that the Company’s financial advisors deemed comparable, based on their experience and professional judgment, to the Company:

•	ArQule Inc.

•	Celator Pharmaceuticals Inc.

•	CTI BioPharma Corp.

•	Clovis Oncology, Inc.

•	Cyclacel Pharmaceuticals, Inc.

•	CytRx Corp.

•	Infinity Pharmaceuticals Inc.

•	Karyopharm Therapeutics Inc.

•	MEI Pharma, Inc.

•	Sunesis Pharmaceuticals Inc.

•	Synta Pharmaceuticals Corp.

•	Threshold Pharmaceuticals, Inc.

•	Verastem, Inc.

Although none of the selected companies is directly comparable to the Company, these companies were selected, among other reasons, because they are publicly traded development-stage oncology companies with operations and businesses that, for purposes of the Company’s financial advisors’ analysis, may be considered similar to those of the Company.

Using publicly available information obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and Bloomberg as of September 26, 2014, the Company’s financial advisors calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt less cash, which is referred to, with respect to the comparable publicly traded companies, as “Enterprise Value.”

The results of this analysis are summarized below (dollars in millions):

	25th Percentile	75th Percentile
Enterprise Value	$55	$350

Applying the valuation range above and adding to it the Company’s cash balances, estimated by the Company’s management as of September 30, 2014 (representing estimated cash on hand as of September 30, 2014 less the aggregate amount payable to the holders of Series E Warrants of the Company pursuant to the Merger Agreement), which is referred to as the “Company’s projected net cash balance,” resulted in an implied per Share equity value range for the Company’s common stock of approximately $4.25 to $18.60. The Company’s financial advisors then compared this range to the illustrative assumed per share merger consideration.

Selected Precedent Transactions Analysis

The Company’s financial advisors reviewed and analyzed certain information relating to selected other transactions involving the acquisition of development-stage biopharmaceutical companies that the Company’s financial advisors deemed relevant to consider in relation to the Company and the Transactions. These transactions were:

Date Announced	Target	Acquiror
06/10/13	Pearl Therapeutics Inc.	AstraZeneca PLC
04/24/13	PROLOR Biotech, Inc.	Opko Health, Inc.
03/25/13	SARcode Bioscience Inc.	Shire plc
01/08/13	Cytochroma Inc.	Opko Health Inc.
12/12/12	YM Biosciences Inc.	Gilead Sciences Inc.
04/23/12	Ardea Biosciences, Inc.	AstraZeneca PLC
02/29/12	Boston Biomedical, Inc.	Dainippon Sumitomo Pharma Co., Ltd.
01/26/12	Micromet, Inc.	Amgen Inc.
03/28/11	ChemGenex Pharmaceuticals Ltd.	Cephalon, Inc.
02/28/11	Plexxikon Inc.	Daiichi Sankyo Company, Limited
01/24/11	BioVex, Inc.	Amgen Inc.
08/12/10	Trubion Pharmaceuticals Inc.	Emergent BioSolutions, Inc.
03/09/10	Facet Biotech Corporation	Abbott Laboratories
02/23/10	Ception Therapeutics, Inc.	Cephalon, Inc.
12/23/09	Corthera Inc.	Novartis AG
09/02/09	Peplin, Inc.	LEO Pharma A/S
05/21/09	Cougar Biotechnology, Inc.	Johnson & Johnson

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. These transactions above were selected, among other reasons, because their participants and other factors, for purposes of the Company’s financial advisors’ analysis, may be considered similar to the Transactions. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the selected transactions were based on publicly available information (obtained from SEC filings, FactSet and Bloomberg) at the time of the announcement of the relevant transactions.

The Company’s financial advisors calculated, for each selected transaction, the sum of the offer value to acquire the target plus the book value of debt less cash of the target, which is referred to, with respect to the selected precedent transactions, as “Enterprise Value.”

The results of this analysis are summarized below (dollars in millions):

	25th Percentile	75th Percentile
Enterprise Value	$200	$560

Applying the valuation range above and adding the Company’s projected net cash balance as of September 30, 2014 resulted in an implied per Share equity value range for the Company’s common stock of approximately $11.50 to $28.45. The Company’s financial advisors then compared this range to the illustrative assumed per share merger consideration.

Additionally, the Company’s financial advisors calculated, for each selected transaction, the percentage premium represented by the transaction price per share compared to the target company’s (i) market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which is referred to as “% premium to 1-day unaffected price”, and (ii) 30-day volume-weighted average price per share leading up to the first public knowledge of the possibility of the transaction, which is referred to as “% premium to 30-day VWAP unaffected price”.

The results of this analysis are summarized below (dollars in millions):

	25th Percentile	75th Percentile
% premium to 1-day unaffected price	33%	72%
% premium to 30-day VWAP unaffected price	34%	76%

Based on the analysis above and other considerations that the Company’s financial advisors deemed relevant in their professional judgment, the Company’s financial advisors applied (i) a range of 33% to 72% to the Company’s market price per Share at the close of trading on September 26, 2014, the unaffected price on the trading day prior to public announcement of the Transactions between the Company and Parent and (ii) a range of 34% to 76% to the Company’s 30-day volume-weighted average price per Share leading up to September 26, 2014.

Applying the ranges above resulted in the following approximate implied per Share equity value ranges for the Company’s common stock:

Implied Per Share Price Range
% premium to 1-day unaffected price (33% – 72%)	$10.90 – $14.10
% premium to 30-day VWAP unaffected price (34% –76%)	$10.45 – $13.70

The Company’s financial advisors then compared these ranges to the illustrative assumed per share merger consideration.

Discounted Cash Flow Analysis

The Company’s financial advisors performed a discounted cash flow analysis of the Company. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. The Company’s financial advisors performed the discounted cash flow analysis of the Company based on the Management Case – No Ex-U.S. Partnership and Management Case – Ex-U.S. Partnership projections. The Company’s financial advisors calculated the forecasted fully-taxed unlevered free cash flows of the Company based on each of the Management Case – No Ex-U.S. Partnership and Management Case –Ex-U.S. Partnership during the period beginning on October 1, 2014 and ending on December 31, 2030 and assumed that fully-taxed unlevered free cash flows would decline in perpetuity after December 31, 2030 at a rate of free cash flow decline of 40.0% – 80.0% year-over-year. The fully-taxed unlevered free cash flows were then discounted to present values using a range of discount rates from 12% to 14% using a mid-year convention. This range of discount rates was based on the Company’s financial advisors’ analysis of the Company’s weighted average cost of capital. In performing its discounted cash flow analysis, the Company’s financial advisors adjusted for (i) federal net operating losses, estimated by the Company’s management through September 30, 2014, plus the tax shields generated from future estimated losses, (ii) the Company’s projected net cash balance as of September 30, 2014 and (iii) the present value of the Company’s early stage pipeline products based on the median enterprise values of comparable early stage oncology companies. For purposes of the foregoing calculations, the Company’s financial advisors, at the direction of the Company, included the net dilutive impact of a future $35 million equity financing at a 10% discount to a hypothetical $9.00 per Share stock price. See “Item 4. The Solicitation or Recommendation—Certain Financial Projections.”

This analysis resulted in the following approximate implied per Share equity value ranges for the Company’s common stock:

Implied Per Share Price Range
Management Case – No Ex-U.S. Partnership	$11.35 – $14.60
Management Case – Ex-U.S. Partnership	$15.45 – $19.45

The Company’s financial advisors then compared these ranges to the illustrative assumed per share merger consideration.

Other Considerations

The Company’s financial advisors noted for the Board of Directors certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Company’s common stock during the 52-week period ended September 26, 2014, which reflected low and high stock trading prices for the Company during such period of approximately $5.05 to $18.30 per share; and

•	Stock price targets for the Company’s common stock in publicly available Wall Street research analyst reports, all of which indicated a stock price target for the Company of $14.00 per share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at their opinions, neither Centerview nor Leerink drew, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, each of Centerview and Leerink made its independent determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the joint financial analyses.

Centerview’s opinion, Leerink’s opinion and the joint financial analyses of the Company’s financial advisors were only a few of many factors taken into consideration by the Board of Directors of the Company in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of the Company with respect to the Consideration or as to whether the Board of Directors of the Company would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board of Directors of the Company. The Company’s financial advisors provided advice to the Company during these negotiations. However, neither of the Company’s financial advisors recommended any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has not provided any investment banking or other services to the Company, Parent or Purchaser for which it has received any compensation. Centerview may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

Leerink is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, Leerink has not provided any investment banking or other services to Parent or Purchaser for which it has received any compensation. Leerink has provided certain investment banking services to the Company from time to time, for which Leerink has received compensation, including customary underwriting compensation for its role as a book runner on the Company’s initial public offering in May 2013. In the ordinary course of business, Leerink and its affiliates may, in the future, provide commercial and investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink’s trading and brokerage activities, Leerink or its affiliates have in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink has adopted policies and procedures to establish and maintain the independence of Leerink’s research departments and personnel. As a result, Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the Transactions and other participants in the Transactions that differ from the views of Leerink’s investment banking personnel.

The Board of Directors of the Company selected Centerview and Leerink as its financial advisors in connection with the Transactions based on each of Centerview’s and Leerink’s reputation and experience with respect to the pharmaceutical and biopharmaceutical industries generally. Both Centerview and Leerink are nationally recognized investment banking firms that have substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board of Directors of the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $4.2 million, $500,000 of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

In connection with Leerink’s services as the financial advisor to the Board of Directors of the Company, the Company has agreed to pay Leerink an aggregate fee of $2,000,000, all of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink’s expenses arising, and to indemnify Leerink against certain liabilities that may arise, out of Leerink’s engagement.

(v)	Intent to Tender

To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record by such persons as of immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Principal Stockholders (including our directors) have entered into Tender Agreements, pursuant to which each has agreed, in his, her or its capacity as a stockholder of Ambit, to tender all of his, her or its Shares to Purchaser in the Offer.

Each Principal Stockholder’s Tender Agreement will terminate upon the earlier of (i) the day after the Merger is consummated, (ii) the date of any modification, waiver or amendment to the Merger Agreement (including the form of CVR Agreement attached thereto) in a manner that reduces the amount or changes the form of consideration payable thereunder to the Principal Stockholders, provided that any substitution of a cash payment paid on the Closing Date for an identical value of potential payments under the CVR Agreement, if approved by our Board of Directors, shall not result in a termination of such Tender Agreement, (iii) the mutual written consent of the Parent and the parties to the Tender Agreements that hold a majority of the Shares and (iv) the date upon which the Merger Agreement is validly terminated. As of September 28, 2014, approximately 26% of the outstanding Shares (or approximately 31% of the outstanding Shares including options and warrants exercisable within 60 days of September 28, 2014) are subject to the Tender Agreements.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

In connection with Centerview’s services as the financial advisor to the Board of Directors of the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $4.2 million, $500,000 of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

In connection with Leerink’s services as the financial advisor to the Board of Directors of the Company, the Company has agreed to pay Leerink an aggregate fee of $2,000,000, all of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Leerink’s expenses arising, and to indemnify Leerink against certain liabilities that may arise, out of Leerink’s engagement.

Neither Ambit nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Ambit on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of our Common Stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

During the 60 days prior to the date of this Schedule 14D-9, no Stock Options or RSUs were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued Shares to holders of vested Stock Options to purchase Common Stock other than executive officers and directors upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Ambit, any subsidiary of Ambit or any other person.

(b) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ambit or any subsidiary of Ambit, (ii) any purchase, sale or transfer of a material amount of assets of Ambit or any subsidiary of Ambit, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ambit.

(c) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Ambit receives an unsolicited acquisition proposal. The information set forth in Section 13 – “Purpose of the Offer; the Merger Agreement; Contingent Value Rights Agreement and CVRs; Tender Agreement; Confidentiality Agreement; Plans for Ambit; Extraordinary Corporate Transactions; Appraisal Rights – The Merger Agreement” of the Offer to Purchase under the sub-heading “Alternative Acquisition Proposals” is incorporated herein by reference.

(d) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Golden Parachute Compensation

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Ambit and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation.”

Contingent Value Rights Agreement

Upon the date of the acceptance of Shares for payment pursuant to the Offer, Parent and Broadridge Corporate Issuer Solutions, Inc., as rights agent, will enter into a CVR Agreement governing the terms of the CVRs. Each holder shall be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement, and one CVR for each Share subject to an In-the-money Option that is then outstanding and unexercised, whether or not vested, immediately prior to the Effective Time, each Share issuable in settlement of an RSU that is then outstanding immediately prior to the Effective Time, and each Share issuable upon the exercise of a Company Warrant (other than Series E Warrants) that is then outstanding and unexercised, immediately prior to the Effective Time (to the extent permitted pursuant to the applicable warrant). The CVRs are not transferable, will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

A holder of a CVR will be entitled to a cash payment of $2.25 upon the first commercial sale in the United States following marketing authorization of a product for remission induction in patients with acute myeloid leukemia (“AML”), either alone or in combination with any other therapy, if the product’s marketing authorization does not require that a patient have received at least one prior systemic therapy for AML, plus an additional $2.25 upon the first commercial sale in the United States following marketing authorization of a product for the treatment of relapsed or refractory FLT3-positive AML in patients who have received at least one prior systemic therapy for AML. Pursuant to the terms of the CVR Agreement, Parent shall, and shall cause its affiliates and any sublicensees to, use diligent efforts to achieve the milestones, and Parent shall, and shall cause its affiliates and any sublicensees, as applicable, to apply diligent efforts to conduct a Phase III clinical trial of a product for the treatment of relapsed or refractory FLT3-positive AML.

The summary of the material provisions of the CVR Agreement contained in Section 13 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the CVR Agreement, the form of which is filed as Exhibit (e)(3) and is incorporated herein by reference.

Conditions of the Offer

The information set forth in Section 15 – “Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On September 28, 2014, our Board of Directors unanimously (i) determined that the Transactions are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL.

Under Section 251(h) of the DGCL, if Purchaser acquires, pursuant to the Offer, Shares that represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, including Shares underlying Stock Options, RSUs and warrants for which notices of exercise are received prior to the expiration of the Offer but for which shares have not yet been issued, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the Board of Directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Ambit who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex III. The summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Ambit will take no action to perfect any appraisal rights of any stockholder. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex III carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the consummation of the Offer, which is the first date on which Parent deposits funds with the paying agent for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Ambit at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Ambit of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Failure to deliver the written demand for appraisal may result in termination or waiver of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Ambit Corporation, 11080 Roselle Street, San Diego, California, 92121, attention: General Counsel. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Ambit is under no obligation to and has no present intention to file a petition and holders should not assume that Ambit will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings.

The Shares will be appraised by the Delaware Court at the fair value thereof as of the Effective Time exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just. From and after the Effective Time, Dissenting Stockholders will not be entitled to vote their Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares payable to stockholders of record thereafter.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

On October 8, 2014, a putative class-action lawsuit challenging the Merger, captioned Hammer Family Trust v. Ambit Biosciences Corporation, Case No. 10213-VCL, was filed in the Court of Chancery for the State of Delaware (the “Stockholder Litigation”). The Stockholder Litigation was filed against: (i) each member of our Board of Directors, (ii) the Company, and (iii) Parent and Purchaser. The complaint generally alleges that our directors breached their fiduciary duties in connection with the proposed acquisition of Ambit by Parent and Purchaser, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. The complaint also generally asserts that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Ambit to Parent and Purchaser at an unfair price, (b) implementing an unfair process, and (c) agreeing to certain provisions of the Merger Agreement that are alleged to favor Parent and Purchaser and deter alternative bids. The plaintiff seeks, among other things, an injunction against the consummation of the Transactions and an award of costs and expenses, including a reasonable allowance for attorneys’ and experts’ fees. We believe that this litigation is without merit.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. A Premerger Notification and Report Form under the HSR Act is expected to be filed by Parent with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on October 10, 2014. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on October 27, 2014, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of the waiting period either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent’s and Ambit’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the applicable waiting period at any time before its expiration. In practice, complying with a request for additional information and documentary material, if one is received, can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Ambit or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; our product candidates, including regarding the therapeutic and commercial potential of quizartinib and any other statements about Parent or out managements’ future expectations, beliefs, goals, plans or prospects; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the Transactions could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the possibility that the Transactions may not be timely completed, if at all; that, prior to the completion of the Transactions, if at all, our business may experience significant disruptions due to Transactions-related uncertainty; the anticipated benefits of the transactions may not be realized; and risks related to drug development and commercialization. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2013 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Ambit with the SEC by contacting Investor Relations at 11080 Roselle Street, San Diego, California, 92121, Phone (858) 334-2125 or by email through Ambit’s investor relations page at www.ambitbio.com/news_events. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 10, 2014 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Daiichi Sankyo Company, Limited and Charge Acquisition Corp., filed with the Securities and Exchange Commission on October 10, 2014 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(5)(A)	Press Release issued by Daiichi Sankyo Company, Ltd. and Ambit Biosciences Corporation, dated September 28, 2014 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Ambit Biosciences Corporation on September 29, 2014).

(a)(5)(B)	Summary Advertisement as published in the New York Times on October 10, 2014 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO).

(a)(5)(C)	Opinion, dated September 28, 2014, of Centerview Partners LLC to the Board of Directors of Ambit Biosciences Corporation (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(5)(D)	Opinion, dated September 28, 2014, of Leerink Partners LLC to the Board of Directors of Ambit Biosciences Corporation (incorporated by reference to Annex II attached to this Schedule 14D-9).

Exhibit No.	Description

(e)(1)	Agreement and Plan of Merger, dated as of September 28, 2014, among Ambit Biosciences Corporation, Daiichi Sankyo Company, Limited and Charge Acquisition Corp. (incorporated by reference to Exhibit 2.1 to Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2014).

(e)(2)	Form of Tender Agreement, dated September 28, 2014, by and among Daiichi Sankyo Company, Ltd., Charge Acquisition Corp. and certain stockholders of Ambit Biosciences Corporation (incorporated by reference to Exhibit 2.2 to Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 29, 2014).

(e)(3)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Restated Employment Agreement by and between the Company and Michael A. Martino, dated January 8, 2014 (incorporated by reference to Ambit Biosciences Corporation’s Annual Report on Form 10-K filed with the SEC on March 20, 2014).

(e)(5)	Restated Employment Agreement by and between the Company and Alan Fuhrman, dated August 1, 2013 (incorporated by reference to Ambit Biosciences Corporation’s Annual Report on Form 10-K filed with the SEC on March 20, 2014).

(e)(6)	Restated Employment Agreement by and between the Company and Athena Countouriotis, M.D., dated January 8, 2014 (incorporated by reference to Ambit Biosciences Corporation’s Annual Report on Form 10-K filed with the SEC on March 20, 2014).

(e)(7)	Restated Employment Agreement by and between the Company and Annette North, effective April 1, 2014.

(e)(8)	Form of Indemnity Agreement between Ambit Biosciences Corporation and its directors and executive officers (incorporated by reference to Ambit Biosciences Corporation’s Registration Statement on Form S-1, as amended (File No. 333-186760), originally filed with the SEC on February 20, 2013).

(e)(9)	2011 Amended and Restated Equity Incentive Plan and forms of Stock Option Agreement thereunder, as amended (incorporated by reference to Ambit Biosciences Corporation’s Registration Statement on Form S-1, as amended (File No. 333-186760), originally filed with the SEC on February 20, 2013).

(e)(10)	Amended and Restated 2013 Equity Incentive Plan, form of Stock Option Agreement thereunder (incorporated by reference to Ambit Biosciences Corporations’ Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, filed with the SEC on August 12, 2014) and form of Restricted Stock Unit Agreement thereunder (incorporated by reference to Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the SEC on May 19, 2014).

(e)(11)	2013 Employee Stock Purchase Plan (incorporated by reference to Ambit Biosciences Corporation’s Registration Statement on Form S-1, as amended (File No. 333-186760), originally filed with the SEC on February 20, 2013).

(e)(12)	2014 Long Term Incentive Program (incorporated by reference to Ambit Biosciences Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 6, 2014).

(e)(13)	Non-Employee Director Compensation Policy (incorporated by reference to Ambit Biosciences Corporation’s Annual Report on Form 10-K filed with the SEC on March 20, 2014).

Exhibit No.	Description

(e)(14)	Sixth Amended and Restated Investors Rights Agreement dated October 25, 2012 among the Company and certain of its stockholders, as amended (incorporated by reference to Ambit Biosciences Corporation’s Registration Statement on Form S-1, as amended (File No. 333-186760), originally filed with the SEC on February 20, 2013).

(e)(15)	Pertinent portions from Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the SEC on January 10, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(16)	Pertinent portions from Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the SEC on January 27, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(17)	Pertinent portions from Ambit Biosciences Corporation’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 9, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(18)	Pertinent portions from Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the SEC on May 19, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(19)	Pertinent portions from Ambit Biosciences Corporation’s Current Report on Form 8-K filed with the SEC on June 4, 2014 and incorporated herein by reference as provided in Item 3 hereof.

(e)(20)	Confidentiality Agreement, dated July 31, 2014 between Ambit Biosciences Corporation and Daiichi Sankyo, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMBIT BIOSCIENCES CORPORATION

By:	/s/ Michael Martino
Name:	Michael Martino
Title:	President and Chief Executive Officer

Dated: October 10, 2014

Annex I—Opinion, dated September 28, 2014, of Centerview Partners LLC to the Board of Directors of Ambit Biosciences Corporation

Annex II—Opinion, dated September 28, 2014, of Leerink Partners LLC to the Board of Directors of Ambit Biosciences Corporation

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

September 28, 2014

The Board of Directors

Ambit Biosciences Corporation

11080 Roselle Street

San Diego, CA 92121

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Ambit Biosciences Corporation, a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger to be entered into (the “Agreement”) by and among Daiichi Sankyo Company, Limited, a Japanese corporation (“Parent”), Charge Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a cash tender offer to purchase all of the Shares (the “Tender Offer”) for total per Share consideration consisting of (a) $15.00 per Share, net to the seller in cash without interest (the “Closing Amount”), plus (b) one contingent value right (a “CVR”), representing the right to receive the Payment Amounts (as such term is used in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), at the times provided for in the CVR Agreement, without interest (the Closing Amount plus one CVR, the “Consideration”) and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares then held by the Company or held in the Company’s treasury, or held by any wholly owned subsidiary of the Company, (ii) Shares then held by Parent, Purchaser, or any other wholly owned subsidiary of Parent, and (iii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided any investment banking or other services to the Company, Parent or Purchaser for which we have received any compensation. We may provide investment banking and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain

The Board of Directors

Ambit Biosiences Corporation

September 28, 2014

(i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement and the CVR Agreement, each dated September 26, 2014 (the “Draft Agreements”); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2013, and the Registration Statement on Form S-1 of the Company filed on February 20, 2013, including the subsequent amendments thereto; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

Ambit Biosiences Corporation

September 28, 2014

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement (including the Tender Agreements referenced therein) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX II

Leerink Partners LLC 299 Park Avenue, 21st Floor New York, NY 10171 September 28, 2014

The Board of Directors

Ambit Biosciences Corporation

11080 Roselle Street

San Diego, CA 92121

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Ambit Biosciences Corporation, a Delaware corporation (the “Company”), of the Consideration (as defined below) proposed to be paid to such holders pursuant to the Agreement and Plan of Merger to be entered into (the “Agreement”) by and among Daiichi Sankyo Company, Limited, a Japanese corporation (“Parent”), Charge Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a cash tender offer to purchase all of the Shares (the “Tender Offer”) for total per Share consideration consisting of (a) $15.00 per Share, net to the seller in cash without interest (the “Closing Amount”), plus (b) one contingent value right (a “CVR”), representing the right to receive the Payment Amounts (as such term is used in the Contingent Value Rights Agreement in the form attached to the Agreement (the “CVR Agreement”)), at the times provided for in the CVR Agreement, without interest (the Closing Amount plus one CVR, the “Consideration”) and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent, and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares then held by the Company or held in the Company’s treasury, or held by any wholly owned subsidiary of the Company, (ii) Shares then held by Parent, Purchaser, or any other wholly owned subsidiary of Parent, and (iii) Dissenting Shares (as defined in the Merger Agreement) (the Shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of Parent, “Excluded Shares”)) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, the entirety of which fee is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have provided certain investment banking services to the Company from time to time, for which we have received compensation, including customary underwriting compensation for our role as a book runner on the Company’s initial public offering in May 2013. In the ordinary course of business, we and our affiliates may, in the future, provide commercial and investment banking services

BOSTON / NEW YORK / SAN FRANCISCO	LEERINK.COM

to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent or their respective affiliates.

Consistent with applicable legal and regulatory requirements, Leerink Partners LLC (“Leerink”) has adopted policies and procedures to establish and maintain the independence of Leerink’s research departments and personnel. As a result, Leerink’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company and the proposed Transaction and other participants in the Transaction that differ from the views of Leerink’s investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement and the CVR Agreement, each dated September 26, 2014 (the “Draft Agreements”); (ii) the Annual Report on Form 10-K of the Company for the year ended December 31, 2013, and the Registration Statement on Form S-1 of the Company filed on February 20, 2013, including the subsequent amendments thereto; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement (including the Tender Agreements referenced therein) or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC

LEERINK PARTNERS LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a non-stock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a non-stock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given

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shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment

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shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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